PART I of FORM C

X Form C:	Offering Statement
Name of Issuer	Legion M Entertainment, Inc.
Form	Corporation
Jurisdiction of Incorporation/Organization:	DE
Date of Organization	03-04-2016
Physical address of issuer:	1801 Century Park East, 24th Floor, Los Angeles, CA 90067
Website of issuer	www.legionm.com
Is there a co-issuer?	Yes__ No_X
Name of co-issuer	
Name of intermediary through which the offering will be conducted:	DealMaker Securities LLC
CIK number of intermediary:	0001872856
SEC file number of intermediary:	008-70756
CRD number, if applicable, of intermediary:	315324
Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:	At the offering's conclusion, the issuer shall pay a 8.5% fee on the amount raised to the Intermediary, inclusive of all processing fees. The Intermediary and its affiliates will also receive a $23,000 set up fee and $12,000/month while the offering is open.
Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:	None
Type of security offered:	Common Stock
Target number of securities to be offered:	11,559 Shares if all investors pay the Investor Processing Fee. Up to 11,905 if no investors pay the Investor Processing Fee.
Price (or method for determining price):	2.10 per share
Target Offering Amount	$25,000
Oversubscriptions accepted:	Yes

If Yes, describe how oversubscriptions will be allocated:	At the company's discretion.
Maximum offering amount (if different from target offering amount):	$3.75 million
Deadline to reach the target offering amount:	April 30th, 2025
Note: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.	
Current number of employees:	10 employees

	As of the most recent fiscal year end	As of the prior fiscal year-end
Total Assets:	839,709	341,050
Cash & Cash Equivalents:	367,610	390,778
Accounts Receivable:	101,690	87,913
Short-term Debt:	374,933	572,257
Long-term Debt:	149,900	149,900
Revenues/Sales	816,510	650,044
Cost of Goods Sold:	622,137	591,918
Taxes Paid:	-	-
Net Income:	-2,813,295	-2,827,478

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code
X	Alabama	AL	X	Montana	MT	X	District of Columbia	DC
X	Alaska	AK	X	Nebraska	NE	X	Puerto Rico	PR
X	Arizona	AZ	X	Nevada	NV			
X	Arkansas	AR	X	New Hampshire	NH	X	Alberta	A0
X	California	CA	X	New Jersey	NJ	X	British Columbia	A1
X	Colorado	CO	X	New Mexico	NM	X	Manitoba	A2
X	Connecticut	CT	X	New York	NY	X	New Brunswick	A3
X	Delaware	DE	X	North Carolina	NC	X	Newfoundland	A4
X	Florida	FL	X	North Dakota	ND	X	Nova Scotia	A5

X	Georgia	GA	X	Ohio	OH	X	Ontario	A6
X	Hawaii	HI	X	Oklahoma	OK	X	Prince Edward Island	A7
X	Idaho	ID	X	Oregon	OR	X	Quebec	A8
X	Illinois	IL	X	Pennsylvania	PA	X	Saskatchewan	A9
X	Indiana	IN	X	Rhode Island	RI	X	Yukon	B0
X	Iowa	IA	X	South Carolina	SC	X	Canada (Federal Level)	Z4
X	Kansas	KS	X	South Dakota	SD			
X	Kentucky	KY	X	Tennessee	TN			
X	Louisiana	LA	X	Texas	TX			
X	Maine	ME	X	Utah	UT			
X	Maryland	MD	X	Vermont	VT			
X	Massachusetts	MA	X	Virginia	VA			
X	Michigan	MI	X	Washington	WA			
X	Minnesota	MN	X	West Virginia	WV			
X	Mississippi	MS	X	Wisconsin	WI			
X	Missouri	MO	X	Wyoming	WY			

Using the list below, select the jurisdictions in which the securities are to be offered by underwriters, dealers or sales persons or check the appropriate box:

☐   None

☒   Same as the jurisdictions in which the issuer intends to offer the securities.

PART II

OFFERING MEMORANDUM DATED FEBRUARY 28, 2025



Legion M Entertainment, Inc.

1801 Century Park East, 24th Floor

Los Angeles, CA 90067

www.legionm.com

Up to $3,750,000 of Shares of Class A Common Stock

Minimum Investment Amount: $100.80

Legion M Entertainment, Inc. ("Legion M" "the company," "we," or "us"), is offering up to $3,750,000 worth of the company's Class A Common Stock at a price of $2.10 per share. The minimum target amount under this Regulation CF offering is $25,000 (the "Target Amount"). The company must reach its Target Amount of $25,000 by April 30, 2025, the end date of the offering. Unless the company raises at least the Target Amount of $25,000 under the Regulation CF offering by April 30, 2025, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The Company may additionally choose to sell further amounts of the Shares to accredited investors in a concurrent offering made under Rule 506(c) of Regulation D under the Securities Act of 1933 (the "Regulation D Offering").

Each investor must invest a minimum of $100.80 (48 shares) Additionally, investors investing less than $1,000 will be required to pay a fee ("Investor Fee") to the Company to help offset transaction costs equal to 3.0% per investment. DealMaker Securities LLC will receive this fee as part of their cash commission. This fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $100.80 minimum securities purchase amount per investor, making the total minimum investment amount, inclusive of the investor fee, $103.82.

The minimum number of shares available in this offering is 11,559 Shares if all investors pay the Investor Processing Fee. Up to 11,905 if no investors pay the Investor Processing Fee. . If the maximum offering amount is raised, the number of shares issued will depend on the percentage of investors who invest less than $1,000 and thus need to pay the fee. The maximum possible shares issued (assuming no investors pay the Investor Fee) is 1,785,714. If every investor paid the Investor Fee, the number of shares issued would be of 1,733,703.

Investment commitments may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The rights and obligations of any Purchasers are captured by processing a subscription, and Purchaser must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to the Deadline Date, or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Introduction

Legion M is an entertainment company formed on March 4, 2016, under the laws of Delaware as a C corporation. Our business plan is to partner with creators and other entertainment companies — from independent filmmakers to large Hollywood studios and distributors — to develop, produce, distribute, market, finance, and monetize entertainment content including movies, television shows, virtual reality, digital content, events, and more. In this sense, we are like thousands of other entertainment companies around the world.

The difference is that Legion M is (to our knowledge) the first entertainment company built from the ground up to be owned by fans. We're taking advantage of historic new equity crowdfunding laws that allow the public to invest in our company in its earliest stages of development. With Legion M, you can own a piece of the company, you can get behind the scenes and — if we are successful — you can share in the rewards!

We founded Legion M because we saw a once-in-a-lifetime opportunity created by the JOBS Act. The audience is the source of power in the entertainment industry — we're the ones who buy the tickets, pay the subscriptions, and decide what to watch. Individually we're just consumers, but collectively we're responsible for making media giants some of the most valuable companies in the world. Legion M's goal is to harness power of the audience to create a new kind of studio that gives all of us a stake in the future of film and television.

Competitive Advantage

From franchises and IP to talent and influencers a BUILT-IN AUDIENCE is one of the most valuable assets in Hollywood. Our goal is to create a company with a built-in audience for everything we do. By giving movie lovers a voice in the process and an ownership stake in the company, we're attempting to create a legion of fans that are financially and emotionally invested in the success of our projects. The bigger that audience gets, the more powerful it becomes.

We believe a company owned by a large community of emotionally invested shareholders can develop long-term competitive advantages that reduce production risks and improve odds of success. Our goal is to create:

- A legion of fans to come out opening night (and bring their friends!);
- A legion of advocates to share on social media and create grassroots buzz;
- A legion of scouts to help find the next big thing;
- A legion of stakeholders to provide "wisdom of the crowd" and help the company make better decisions;
- A legion of supporters to provide energy, enthusiasm and excitement to propel the company forward;
- A legion of creatives to crowdsource ideas and contribute their talents;
- A legion of fans to help attract the very best talent to our projects.

Our long-term goal is to unite one million fans as shareholders of Legion M. It's an ambitious goal, and one we expect will take many years to achieve. But if we're successful, we believe it could make Legion M one of the most influential companies in Hollywood.

Current Size of the Legion

At 6AM Pacific Time on May 16, 2016 (the day the new laws went into effect), Legion M became one of the first companies in history to launch an equity crowdfunding round under Regulation CF of the Securities Act. Since then, we have completed nine rounds of equity crowdfunding, raising over $22 million from more than 50,000 investors via a combination of Regulation A, Regulation CF, and Regulation D.

In addition to our investors, we also have a large number of people who follow Legion M via email and social media. As of December 31, 2024, we estimate our total community of investors, members, and followers to be over 150,000 people.

How We Make Money

Entertainment is a complex and rapidly changing industry that employs a variety of business models for the production, distribution, and monetization of content. While there are many ways a company can make money in entertainment (and even more ways to lose it!), we focus on parts of the value chain where we believe having a built-in audience can provide a competitive advantage.

As a startup attempting something that has never been done before, we view many of our early projects as experiments that allow us to better understand our business and prove — to ourselves, our investors, and the industry — the value that a fan-owned company can provide.

Over the past 8 years Legion M has earned revenue from a variety of different business models. Through these efforts we've "levelled up" from playing small roles in other people's movies to developing, producing and releasing films of our own. Today our business is focused on the following models which we believe will power the next phase of Legion M's development:

> ### Feature Film Production
> Feature film production refers to the act of producing a movie. In addition to all the work required to make the movie, the producer's role often includes "pre-production" activities like developing the script, attaching talent, arranging financing, hiring crew, etc. as well as "post-production" activities like sales, marketing, and developing a release strategy.
>
> Film producers are typically compensated via a combination of "producer fees" (usually paid out of the production budget) and a "backend" stake in any profits the film generates. While producer fees are generally bankable (as they are paid out of the budget), backend is typically a high-risk position — a film that becomes a hit can generate significant backend, but many films generate no backend profits at all.
>
> To date, Legion M has produced (or is in the process of producing) four feature films: *The Man In The White Van, William Shatner: You Can Call Me Bill, My Dead Friend Zoe,* and *Fade To Black.* For more information, please see the "Legion M Projects" section.
>
> ### Distribution
> Distribution refers to the act of releasing and monetizing a movie across all available channels, including theatrical, home entertainment (VOD, DVD, etc), streaming, etc. Revenue generally comes in the form of "distribution fees" which are generally taken as a cut of all revenue earned by the film.
>
> To date, Legion M has been wholly or partially responsible for the distribution of two films: *William Shatner: You Can Call Me Bill,* and *Memory: The Origins of Alien* (in partnership ScreenMedia). In addition, Legion M has partnered with several distributors -- including Searchlight, NEON, Bleecker Street, Briarcliff, Fathom Events, Saban, RLJ, Electric, and Relativity – for the release of other films.
>
> ### Film and TV Development
> Development generally refers to the earliest stages of the content production cycle, when production companies invest time, money, and "sweat equity" to develop, package, and sell movies, TV series and other entertainment projects. Examples of development activities include reading and evaluating scripts, licensing IP, packaging talent (e.g., showrunners, actors, directors), creating pitch materials, and pitching projects to financiers, studios, streaming services, networks, distributors, and other potential partners. The goal of development is to get a project produced.

From an investment standpoint, development projects are generally considered very high risk, meaning that the odds of any given project making it into production are often very low. That said, if you are successful in developing your project into a successful property, the potential for reward can be high.

Legion M has several development projects, some of which are unannounced. For a list of some of our more notable projects, please see the "Development Projects" section of the "Legion M Projects" section. As of December 31, 2024, Legion M has successfully developed (in conjunction with producing partners) four feature films (*William Shatner: You Can Call Me Bill, My Dead Friend Zoe, The Man In The White Van, and Fade To Black*) that have made it into production. We also partnered in the development of an un-named (due to confidentiality agreements) TV series that had two seasons purchased (but later cancelled) by an unnamed streamer, and another TV series has had a pilot script purchased by another unnamed streamer that is currently (as of Dec 31, 2024) being written.

While development is generally considered a "cost center" for most production companies, Legion M has found ways to monetize the process and earn revenue from many of our development projects. For example, in the process of developing *The Girl With No Name* and *Defiant: The Story of Robert Smalls* as feature films and *Darknights and Daydreams* as a Broadway play, we launched crowdfunding projects that allowed us to bring fans into the development process and offset our development costs.

Consumer Products and Media
Ever since our community began, there has been demand for Legion M merchandise that allows our members and investors to show off their Legion M pride. In addition, Legion M has acquired merchandising rights for a number of our projects. Legion M has sold items ranging from t-shirts, hats, posters and pins to replica props, Halloween masks, collectables and consumable products like "Cheddar Goblin Macaroni and Cheese" (from the film *Mandy*) and *Archenemy* brand whiskey. For many of our projects, we also sell the project media itself, including DVD's, Blu-Rays, digital movie downloads, books, albums, and comics. Our ability to generate consumer product, media, and licensing revenue tied to our projects creates value for both Legion M and our partners.

We also believe that the investments we make in consumer products related to our projects pay dividends beyond the revenue they generate. It's not a coincidence that successful entertainment companies like Walt Disney and Warner Brothers have robust consumer product divisions to monetize their IP, as branded products are an excellent way to drive awareness and build and nurture fandoms.

Live Event Production
Legion M has produced many live events including the following from the past three years:

- 2024 Red Carpet Screenings of *William Shatner: You Can Call Me Bill* in New York, Culver City, and Lexington, KY.
- 2024 "Rolling Red Carpet" Premiere of *The Man in The White Van* in Red Oak, TX.
- 2022 "Celebrating William Shatner" day at San Diego Comic-Con

In each of these cases, we incurred the effort, costs, and risks of hosting the events in exchange for the revenue generated from sources that include tickets, merchandise, food/drink, photos, autograph signings, and sponsorships. Some of our events are intended to generate a profit (e.g. the red carpet premieres of *William Shatner: You Can Call Me Bill* contributed revenue to the waterfall of the film), but other events (e.g. the 2022 event at San Diego Comic Con) are intended primarily to subsidize the costs of the events so we can benefit from the exposure, goodwill, and media coverage they generate, as well as the opportunity to "open the gates of Hollywood'' for our members and investors.

Finance Plan

As of December 31, 2024, we have raised over $22,000,000 from more than 50,000 investors under Regulation A, Regulation CF and Regulation D.

Developing and monetizing entertainment projects like movies and television shows usually requires significant capital investment. We intend to raise as much of that money as possible directly from fans. Our long-term goal is to have 1 million shareholders, which would likely provide hundreds of millions of dollars. We expect it will take us many successive fundraising rounds to achieve this goal, but if we're successful we believe it could make us one of the most influential companies in Hollywood.

In addition to raising money directly from fans, Legion M is open to opportunities to partner with private equity investors, venture capitalists, film financing companies, and other entertainment financiers to increase the amount of money available for funding Legion M projects and initiatives.

Entertainment and Media Market

Film, television, and digital entertainment is a global industry that generates trillions of dollars in revenue each year. Home to some of the largest and best-known corporations in the world (Disney, Sony, Netflix, Amazon, Apple, etc.), it is an extremely complex and competitive industry with stakeholders ranging from content creators and studios to networks, technology and distribution companies.

As the industry grows, it's constantly evolving. In recent years, changes in technology and consumer habits have ushered dramatic shifts in the industry, including the proliferation and success of global OTT ("over the top") services such as Netflix, Amazon and Hulu, the advent of new steaming services such as Disney+, Peacock and AppleTV, the rise of new technologies like interactive TV and Virtual Reality, and the growth of models such as PPV (pay per view), VOD (video on demand), SVOD (subscription video on demand) and AVOD (advertising supported video on demand). In addition, the COVID pandemic, the "streaming wars", the WGA/SAG strikes, and rapidly changing business landscape/consumer habits have led to significant fluctuations in demand for film and TV production.

Throughout all this change, the one thing that remains constant is the importance of the audience. It's the collective eyeballs and wallets of viewers around the world that fuel the entire industry. The power of aggregating fans can be seen throughout the industry, from the salaries commanded by well-known actors and influencers to the importance of sequels, reboots and IP with established fanbases. From franchises and IP to talent and influencers, we believe a BUILT-IN AUDIENCE is one of the most valuable assets in Hollywood. Our goal is to create a company with a built-in audience for everything we do.

Board of Advisors

While we are fan-owned company, we are not a fan-run company. We believe our fan community is an extremely powerful resource for helping evaluate the *art* of media and entertainment, but the *business* of media and entertainment is extremely complex, nuanced, and highly confidential. To help us navigate these waters, we've established a remarkable board of advisors which currently includes:

- William Shatner - Renowned Actor (*Star Trek, TJ Hooker, Boston Legal, Rescue 911*, etc.), Director, Producer, Screenwriter, Author and Musician

- Larry Gleason - Distribution and Exhibition Expert, Former President of Worldwide Distribution at MGM, and Former President of Worldwide Exhibition at Paramount

- Stoopid Buddies Stoodios (Matt Senreich, Seth Green, John Harvatine, and Eric Towner) - the company behind Robot Chicken, SuperMansion, and Buddy Thunderstruck

- Joanne Waage - SVOD Pioneer, Former GM/CEO of Crunchyroll, and Former CEO of Rakuten Viki

- Phil Hunt – Managing Director of Bankside Films (Sales), and Headgear Films (Financing)

- Scott Landsman – Former Senior Vice President of Comedy Development at Sony TV

- Gaston Dominguez-Letelier - Comic Book & Pop Culture Expert and Founder & Former CEO of Meltdown, Inc., SVP NTWRK

- Animal Repair Shop (Susan Bonds and Alex Lieu) - Mixed Reality Pioneers and Former Disney Imagineers

- Lisa Taback - VP Talent Relations & Awards at Netflix and Former Awards Consultant (*Spotlight, Moonlight, La La Land*)

- Kerry O'Quinn - Creator and Publisher of *Starlog, Fangoria, CineMagic,* and *Comics Scene* Magazines

- Tim League - Founder of Alamo Drafthouse, Founder of Fantastic Fest, and Co-Founder of NEON

- Adam Rymer - CEO Envy Gaming and Former President of Legendary Digital Networks

- Doug Hansen - P&A Expert, Former President & COO of Endgame Entertainment, and President of Hansian Media

- Michael Arrieta - Business Development Expert, COO of Relativity Media, Founder of Big Air Studios, and Former Sony Executive

- Leonard Maltin - *Entertainment Tonight* Renowned Film Critic and Author of Leonard Maltin's Movie Guide

- Christian Parkes - CMO of NEON, Former CMO of Alamo Drafthouse, and Co-Founder of Beyond Fest

- Andrew Cosby - Co-Founder of People of Culture Studios, Co-Founder of Boom! Studios, *Eureka* Writer & Showrunner, and *Hellboy* Screenwriter

- Yuka Kobayashi - Former Director of Stan Lee's POW Entertainment

- Dean Devlin - Founder of Electric Entertainment, Co-Writer & Producer of *Independence Day* and *Stargate*, Producer of *The Librarians* and *Leverage*, and Director of *Bad Samaritan*

- Bill Duke - Actor (*Commando, Predator, Falcon's Crest, Charlie's Angels, Law and Order SVU*, etc.), Director, Producer, and Author

- Julianne LaMarche - Marketing & Strategic Planning, Former Co-President of BLT Communications, and Former President of Trailer Park

- Martin Lauber - Founder of Swirl Advertising, Founder & Managing Partner of 19York

- Lynn Bartsch – Head of Business Affairs at Epic Games, Former Principal Counsel of Lucasfilm, Former Senior Director of Business Affairs, Original Programming at Audible

- Rao Meka - Founder of shopVOX and CEO of 1729 Pictures

- Richard Silverman – Cofounder and CEO of ReCre8 Entertainment

- Eric Ries - Author of *The Lean Startup* and Founder of the Long Term Stock Exchange

- Natalie Farsi - Digital Growth and FAST Channel Specialist. TYT Network, AwesomenessTV, Viewster, Warner Bros mobile/OTT, Fox Mobile Studios, and Warner Music

- Phil Hunt - Co-Managing Director of Head Gear Films, founder and Managing Director of Bankside Films and Bohemia Media

- Jonnie Davis – Former President, ABC Signature Studios (Disney) and President, Creative Affairs 20th Century Fox,

Employees

As of December 31, 2024, we have three full time employees, seven regular part-time employees/contractors, and a variety of other part-time employees/independent contractors we use on an as-needed basis.

Competition

There are thousands of other companies involved in the creation and monetization of entertainment content, from giant international conglomerates to small independent creators. Many of these companies can be considered potential competitors in that we are all competing to develop entertainment for consumers; however, most of them can also be considered potential partners, as collaboration is very common in the entertainment industry.

We are aware of many creators who have used equity crowdfunding to raise (or attempt to raise) money for individual projects, as well as other companies that have launched or announced plans to launch equity crowdfunded entertainment businesses (including equity crowdfunded production slates, comic book companies, and entertainment-related cryptocurrency offerings). We are not aware of any that we'd consider to be competitive to Legion M, though that may change in the future.

There are also many other companies utilizing equity crowdfunding to do unique and novel things in entertainment. A couple of the most notable are:

- Angel Studios. Angel Studios is a company with very similar ethos to Legion M that has been traditionally centered in the faith-based entertainment space. They've had tremendous of success with a series called "The Chosen" which follows the life of Jesus Christ as well as the recent release of *Sound of Freedom* which was one of the highest grossing films of the summer in 2023. They've parlayed that success into a powerful platform for funding and releasing projects in conjunction with fans. Rather than being a "fan-owned" company like Legion M, they have also reportedly received $47MM worth of venture funding. We believe that Angel Studios shares a great deal of DNA with Legion M, and while we don't currently view them as competitors (due to differences in our content strategy), it's possible that could change in the future. In the meantime, we're huge fans of what they are building.

- Skybound Entertainment. Skybound Entertainment is a company primarily known for their IP (including "The Walking Dead") that recently raised $15MM via equity crowdfunding. Prior to this offering they were a venture backed company. We've had discussions with Skybound in the past and would be open to collaborating with them in the future.

As mentioned above, it's not uncommon for "competitive" companies in the entertainment space to partner and/or collaborate on projects. At this time, we're not aware of any companies utilizing equity crowdfunding on a large scale to unite entertainment fans in a way that we believe is directly competitive to Legion M. That could change in the future.

Intellectual Property

Legion M has the trademark to its name "Legion M," as well as a trademark for "Archenemy" brand whiskey.

Litigation

Legion M has not been involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, the conduct of its business activities, or otherwise.

Property

Legion M does not own or lease any real estate, office space or significant tangible assets other than a 1959 Cadillac valued at approximately $50,000. Operating mostly virtually, Legion M has coworking conference room space in Century City, CA.

RISK FACTORS

The SEC requires Legion M to identify risks that are specific to its business and its financial condition. Legion M is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks related to our Business

This is a relatively early-stage company.

Legion M was incorporated in March 2016. We are currently not profitable nor are we focused on near term profitability. There is very little history upon which an evaluation of our past performance and future prospects in the entertainment industry can be made. Statistically, most companies like Legion M fail.

What we're doing has never been done before.

We are (to our knowledge) the first company to attempt our business model. Legion M is built on the thesis that having a legion of fans invested in our products will give us a competitive advantage. However, our thesis could be wrong. There is no assurance that we will be able to derive benefits from being fan-owned. Even if our concept is proven to give us a competitive advantage, other companies with more resources than we do may copy our idea causing us to lose this competitive edge.

Our auditor has issued a "going concern" opinion.

Our auditor has issued a "going concern" opinion on our financial statements, which means they are not sure that we will be able to succeed as a business without additional financing. Our auditor has previously issued that opinion for our financials in previous years. Legion M was incorporated in March of 2016 and has a history of losses without profits since inception. The fact that we've been able to raise enough financing and/or revenue to sufficiently fund our operation for the each of the preceding years since inception does not guarantee our ability to raise sufficient financing and/or generate sufficient revenue in the future. We have sustained net losses of $2,813,295 and $2,827,478 in the years ended December 31, 2023 and December 31, 2022, respectively. The audit report states that our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate cash from operating activities and/or to raise additional capital to fund our operations. Failure to raise additional capital could have a negative impact on not only our financial condition but also our ability to remain in business.

We plan to raise significantly more money and future fundraising rounds could result in a "cram down."

Our goal is to have one million investors in Legion M which will likely require many more rounds of fundraising. We may also need to raise additional funds to finance our operations or fund our business plan. Even if we manage to raise subsequent financing or borrowing rounds, the terms of those rounds might be more favorable to new investors or creditors than to existing investors such as you. New equity investors or lenders could have greater rights to our financial resources (such as liens over our assets) compared to existing shareholders. Additional financings could also dilute your ownership stake, potentially drastically. See "Dilution" for more information.

Success in the entertainment industry is highly unpredictable and there is no guarantee our content will be successful in the market.

Our success will depend on the popularity of our entertainment projects. Viewer tastes, trends and preferences frequently change and are notoriously difficult to predict. If we fail to anticipate future viewer preferences in the entertainment business, our business and financial performance will likely suffer. The entertainment industry is fiercely competitive. We may not be able to develop projects that will become profitable. We may invest in projects that end up losing money. Even if one or more of our projects are successful, it may not be enough to offset losses in others.

Entertainment projects can be risky, and often budgets run over.

The entertainment industry is generally affected by the same risk factors of other industries but due to its nature, the development, production, distribution, and marketing of content can require large capital investments. Developing and monetizing entertainment projects, such as movies and television shows, usually require significant capital investment to fund expenditures on activities such as producing a television pilot, producing or co-producing a movie or creating a virtual reality experience. There is often budget over-run. Even with adequate funding, the project may fail to gain traction with viewers.

You may not like our projects.

We plan to develop a diverse slate of projects in the entertainment industry including feature films, television shows, virtual reality experiences, transmedia content, and events. Final decisions on projects are made by the Legion M management team. We may choose projects you don't like, don't believe in, or even ones you object to.

Even if a project is successful, it is likely to take a long time for us to realize profits.

Even if we are involved in a financially successful project, the process of making money and realizing profit in the entertainment business is slow. The time span from the moment a project starts to its completion, release and revenue recognition is substantial and is often measured in years. Even if we realize a profit and are financially able to declare dividends on our shares, we may or may not do so.

Our business relies heavily on third parties for production and monetization of entertainment content.

Our success in developing, producing, and monetizing content relies heavily on third party Hollywood creators and producers such as studios, development, production and distribution companies, television networks, etc. These companies may give more time and attention to other entertainment companies or other projects which are better funded or better known or which have a longer operational history than us. There is no assurance that we will be able to find partners to jointly develop projects or help support projects financially and even if we do, there is no guarantee that our partners will put forth all of the resources required to help make our projects successful. A number of our high-profile advisors may change their minds and terminate their relationships with the company.

Public perception is important in the entertainment industry.

In order to continue grow our business, we must maintain credibility and confidence in our long-term financial viability and business prospects among Hollywood creators and producers, our community, investors, and other parties. Reputational harm may damage our ability to do any or all of these things. Any derogatory information whether founded or unfounded, against our business, any of our officers, directors, or employees, may harm our business.

Public perception is important in equity crowdfunding, potentially making Legion M susceptible to negative postings, and false allegations about the company and its projects.

As a company raising money from the crowd, Legion M's funding is highly dependent upon investors who get information from a wide variety of sources that rely on user generated content (e.g., social media, Reddit, message boards, blogs, etc.). These sources often have little to no standards for posting, and many of them allow people to post without requiring a real name. As a result, these mediums can be susceptible to misinformation, disinformation, and campaigns where individuals using bots and/or fake accounts can create the illusion of "social proof." Legion M has previously been the subject of negative postings, including misinformation and false allegations, made on multiple social media and investment platforms from one or more individuals controlling multiple fake names/aliases. To the extent the company continues or becomes the target of a negative PR campaign from one or more individuals, including those using multiple fake accounts and/or spreading false information about the company, the negative publicity may have an adverse impact on the company, its fundraising, its projects, and has the potential to distract management's attention from the company's business.

Legion M also uses equity crowdfunding to offer investors the opportunity to have stake in individual film projects. If these projects perform poorly, it could negatively impact public perception of the company.

We could be adversely affected by labor disputes, strikes or other union job actions.

We are directly or indirectly dependent upon highly specialized union members who are essential to the production of motion pictures and television content, including writers, directors, actors and other talent as well as trade employees and others who are subject to collective bargaining agreements. In general, a labor dispute, work stoppage, work slowdown, strike by, or a lockout of, one or more of the unions that provide personnel essential to the production of motion pictures or television content could dramatically delay or even derail development, production and release of film and TV projects, with potentially severe financial consequences. Labor disputes may restrict our access to content, result in work stoppages, and may result in increased costs and decreased revenue, which could have a material adverse effect on our business, financial condition, operating results, liquidity and prospects.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us.

Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control and could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. Our business model involves the marketing of entertainment, including movies and other content. To the extent the entertainment industry is impacted by either the ability to create new content (e.g., the halting of productions) or the ability to monetize the content (e.g., theater sales), our business prospects could be severely hampered.

We depend on our two founders and may need to hire more people to be successful.

Our success will greatly depend on the skills, connections, and experiences of our top executives, Paul Scanlan and Jeff Annison. There is no guarantee that either of them will stay indefinitely, for instance both are currently working at salaries substantially lower than their salaries at previous jobs, and well below "market rates" for executives with their level of experience. Should either of them discontinue working for Legion M, there is no assurance that Legion M will continue. We will also need to hire creative talents and individuals with a track record of success and with the skills necessary to ensure that we create and sell premium original content. There is no assurance that we will be able to identify, hire and retain the right people for the various key positions.

We may not be able to protect all our intellectual property.

Our profitability may depend in part on our ability to effectively protect our intellectual property including our trademark and logo, original entertainment content in our projects and our ability to operate without inadvertently infringing on the proprietary rights of others. Theft of our original entertainment content prior to release could adversely affect our revenue. Policing and protecting our intellectual property against piracy and unauthorized use by third parties is time-consuming and expensive and certain countries may not even recognize our intellectual property rights. Any litigation protecting our intellectual property and defending our original content could have a material adverse effect on our business, operating results and financial condition regardless of the outcome of such litigation.

We have a large shareholder base which will likely grow even larger over time.

As a result of Legion M's Regulation Crowdfunding and Regulation A offerings, we have over 50,000 shareholders. It is uncommon for a start-up company with limited resources and a small staff to have so many investors. Our stated goal is to grow the shareholder base to one million investors through multiple rounds of fundraising. Despite best efforts, it is possible that unexpected risks and expenses of managing this large shareholder base could divert management's attention and cause Legion M to fail.

Equity crowdfunding is relatively new.

Legion M's existing funding and future fundraising plans (including this round) are reliant on equity crowdfunding and provisions of the JOBS Act which have been in less than a decade. The laws are complex, and interpretation by governing bodies doesn't exist in some cases and may change over time in others. Changes to the laws (or interpretation of the laws) could impact Legion M's ability to raise money as well as your ability to trade your shares.

Competitors could overtake our momentum.

As the marketplace becomes more savvy about the JOBS Act and how an entertainment company could benefit from an equity crowdfunded financing round, competitors could launch their own equity crowdfunding campaigns and overtake our momentum.

Risks related to our Offering

Our officers control the company, and we currently have no independent directors.

Our two executive officers and directors are currently also our controlling shareholders. As holders of the Class B Common Stock which gives them 10 votes per share, as opposed to 1 vote per share for holders of Class A Common Stock like you, they will continue to hold a majority of the voting power of all our equity stock and therefore control the board at the conclusion of this offering. In fact, even if they were to own as little as 5.1% of the equity securities of the company, they will still control a majority of the voting stock. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related party transactions. We also do not benefit from the advantages of having any independent directors, including bringing an outside perspective on strategy and control, adding new skills and knowledge that may not be available within Legion M, having extra checks and balances to prevent fraud and produce reliable financial reports.

The shares of Class A Common Stock being offered are subject to drag-along rights.

The shares you are purchasing in this offering are subject to a drag-along provision as set forth in the Subscription Agreement, pursuant to which each holder of Class A Common Stock purchased in this offering agrees that, in the event the company's board and the holders of a majority of the votes of the outstanding shares of the company's Class A Common Stock and Class B Common Stock voting as a single group (and taking into consideration the 10 votes per share voting preference of the Class B Common Stock) vote in favor of a sale of the company, then such holder of Class A Common Stock will vote in favor of the transaction if such vote is solicited, refrain from exercising dissenters' rights with respect to such sale of the company, and deliver any documentation or take other actions reasonably required, amongst other covenants.

This means that if the Board of Directors and Class B shareholders (which consists of the founders, employees, and early investors) decide to sell the company, you are agreeing to go along with that sale, even if you don't agree with it, oppose it, or feel that your interests are not being represented. For instance, the fact that shares of Class B Common Stock are owned by founders, employees and early investors could potentially create scenarios where the interests of the two shareholder groups are not aligned.

Additionally, the enforceability of such provision as it relates to appraisal rights will be subject to the provisions of Delaware law. Since the rights of common stock are determined in general by statute as opposed to by contract, and the drag-along provision is a contractual term, the extent to which this provision would be upheld by the courts in Delaware is unclear. In the event this provision was to be challenged, a sale of the company might not be effected, and all the shareholders could miss an opportunity to realize the value of their investment.

The exclusive forum provision in our certificate of incorporation and bylaws may have the effect of limiting an investor's ability to bring legal action against us and could limit an investor's ability to obtain a favorable judicial forum for disputes.

Section XI of our Amended and Restated Certificate of Incorporation and Section 48 of our Amended and Restated Bylaws contain exclusive forum provisions for certain lawsuits, see "Securities Being Offered – Forum Selection Provisions". Further, our subscription agreements for our Regulation A and Regulation CF offerings include exclusive forum provisions for certain lawsuits pursuant to the subscription agreement, see "Securities Being Offered – Forum Selection Provisions". The forum for these lawsuits will be the Court of Chancery in the State of Delaware. None of the forum selections provisions will be applicable to lawsuits arising from the federal securities laws. These provisions may have the effect of limiting the ability of investors to bring a legal claim against us due to geographic limitations. There is also the possibility that the exclusive forum provisions may discourage stockholder lawsuits, or limit stockholders' ability to bring a claim in a judicial forum that it finds favorable for disputes with us and our officers and directors. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in our Regulation Crowdfunding offerings and their transferees are bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the subscription agreement, including any claim under the federal securities laws.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which governs the subscription agreement, in the Court of Chancery in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the company in connection with matters arising under the subscription agreement, including claims under federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the subscription agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the subscription agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of common shares or by us of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the Shares, including but not limited to the subscription agreement.

The offering price has been set by Legion M's management.

Legion M has set the price of its Class A Common Stock and developed an incentive plan (including the issuance of Bonus Shares) based on its own internal analysis (For more information please see the "How We Determined the Offering Price in this Offering" section in "Plan of Distribution and Selling Shareholders"). Valuations for companies like Legion M are purely speculative. Our valuation has not been validated by any independent third party and may fall precipitously. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. You should not invest if you disagree with this valuation.

There is no current market for Legion M's shares.

There is no formal marketplace for the resale of our securities. If the company is successful, we expect to IPO or list on an exchange or alternative trading system that allows investors to sell their shares, but there is no guarantee that will happen, or that if it does happen that there will be any demand to purchase your shares at your desired price or at any price at all. We do not currently have any near-term plans to apply for or otherwise seek trading or quotation of our Class A Common Stock on an over-the-counter market. It is also hard to predict if we will ever be acquired by a bigger company. Investors should assume that they may not be able to liquidate their investment or pledge their shares as collateral for some time (if ever).

We are offering a discount on our stock price to certain classes of investors.

Certain classes of investors are entitled to bonus shares (effectively a discount) in this offering; see the "Rewards and Bonus Shares" section of "Plan of Distribution and Selling Shareholders." In addition, certain individuals may receive one or more free Promotional Share(s) of Legion M Class A Common Stock, see "Promotional Shares" section of "Plan of Distribution and Selling Shareholders." These bonus shares and promotional shares immediately dilute the value of your stock. Therefore, the value of shares of investors who pay the full price in this offering will be diluted by investments made by investors entitled to these bonus shares, who will pay less for the same stake in the company.

The minimum amount set as a condition to closing this offering is nominal compared to what we are seeking to raise.

Because this is a "best effort" offering with a nominal minimum of $25,000, once we reach that amount we will have access to any funds tendered. This might mean that any investment made could be the only investment in this offering, leaving the company without adequate capital to pursue its business plan or even to cover the expenses of this offering.

The amount raised in this offering may include investments from company insiders or immediate family members.

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We expect to raise additional capital through offerings of equity and convertible securities and to provide our employees and advisors with equity incentives. Therefore, your ownership interest in the company is likely to continue to be diluted.

Our current strategic initiatives require substantial capital. We may seek to raise any necessary additional funds through equity or debt financings or other sources that may be dilutive to existing stockholders. The company may offer additional shares of its Class A Common Stock and/or other classes of equity or debt that convert into shares of Class A Common Stock, any of which offerings would dilute the ownership percentage of investors in this Offering. Also, we intend to award employees and advisors with stock options and other compensatory securities through our employee equity incentive plan, which may also cause dilution to your investment. See "Dilution."

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this Offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See "Plan of Distribution and Selling Shareholders." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (*e.g.*, minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this Offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The Commission's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

The Investor Transaction Fee may not count toward your cost basis for tax purposes. The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

The Company's executive officers and directors are as follows:

Name	Position	Age	Term of Office (if indefinite, date appointed)	Approximate hours per week (if part-time)/full-time
Executive Officers:				
Paul Scanlan	Co-Founder, Chief Executive Officer, Chief Financial Officer and Treasurer	55	Appointed to indefinite term of office March 9, 2016	Full-time
Jeff Annison	Co-Founder and President	53	Appointed to indefinite term of office March 9, 2016	Full-time
Directors:				
Paul Scanlan	Director	55	Appointed to indefinite term of office March 4, 2016	
Jeff Annison	Director	53	Appointed to indefinite term of office March 4, 2016	

Paul Scanlan – Co-founder, Chief Executive Officer, Chief Financial Officer and Treasurer

Paul Scanlan is Legion M's Co-Founder and has been the Chief Executive Officer of Legion M since its inception in March 2016. Immediately before that, Mr. Scanlan was Cofounder and President at MobiTV. In 1999, Mr. Scanlan co-founded MobiTV, Inc., a leader in monetizing media outside the living room. From 2007 to 2016, Mr. Scanlan was the President of MobiTV and played a crucial role in MobiTV's success from a start-up to a market leader in a fast growing space. In 2005, Mr. Scanlan and his MobiTV team earned an Emmy Award for Technical Achievement in Advancing Television, and his accomplishments at MobiTV were profiled in 2011 in Tarang Shah's book, "Venture Capitalists at Work: How VCs Identify and Build Billion-Dollar Successes." Mr. Scanlan serves as an adjunct lecturer of entrepreneurship for Northwestern Kellogg and earned his Bachelor of Science degree in Radio, TV & Film from the University of Wisconsin at Madison.

Jeff Annison – Cofounder & President

Jeff Annison is Legion M's Co-Founder and has been the President of Legion M since its inception in March 2016. In 2009, Mr. Annison co-founded Underground Labs, Inc., a product development studio that created innovative mobile apps and web experiences for customers such as AT&T, Sony Music, Universal Music, Coca Cola, the US Navy, the ACC (Atlantic Coast Conference), SEC (the Southeastern Conference), etc. He also served as Chairman of the New York Rock Exchange (a product of Underground Labs), which allows fans to purchase commemorative shares of individual songs. From 2009 to 2016, he was the Chief Executive Officer of Underground Labs. Immediately prior to founding Underground Labs, Mr. Annison co-founded MobiTV in 1999. From 1999 to 2009, Mr. Annison led MobiTV's engineering and product development teams during a period when the company scaled operations from 3 to 300 employees, grew to over 25 million paying subscribers and won an Emmy Award for Innovation in Television. Prior to 1999, Mr. Annison designed toys for Hasbro and theme park rides for Universal Studios. Mr. Annison earned his Bachelor degree of Science in Mechanical Engineering from University of California, Los Angeles.

OWNERSHIP AND CAPITAL STRUCTURE

The following table sets out, as of December 31, 2024, Legion M's voting securities that are owned by our executive officers, directors and other persons holding more than 10% of the company's voting securities.

Name of Beneficial Owner	Address of beneficial owner	Amount and nature of beneficial ownership (3)	Amount and nature of beneficial ownership acquirable (1) (3)	Percent of class (2)	
Paul Scanlan	1801 Century Park East, 24th Floor Los Angeles, CA 90067	7,333,310 shares of Class B Common Stock		44.5	%
		1,465 shares of Class A Common Stock		<1	%
Jeff Annison	1801 Century Park East, 24th Floor Los Angeles, CA 90067	5,982,510 shares of Class B Common Stock		36.3	%
		560 shares of Class A Common Stock		<1	%
Directors and Officers as a group	1801 Century Park East, 24th Floor Los Angeles, CA 90067	13,315,820 shares of Class B Common Stock		80.7	%
		2,025 shares of Class A Common Stock		<1	%

(1) Based on a total of 16,492,620 shares of Class B Common Stock and 20,492,330 shares of Class A Common Stock, which are issued and outstanding as of December 31, 2024.

(2) This calculation is the number of shares of voting securities that a person owns now, plus the number of shares the person is entitled to acquire as of April 29, 2024. That amount is then shown as a percentage of the issued and outstanding amount of securities in that class if no other person exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership.

(3) All shares are directly held.

USE OF PROCEEDS

The company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Allocation for a $25,000 Raise	Allocation for a $3,750,000 Raise
Offering Costs	100%	11%
Development, Project, and Operating Expenses	0%	39%
Marketing Fund (used for discretionary marketing costs, including the cost of marketing this offering.	0%	50%

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

FINANCIAL DISCUSSION

Financial statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by Artesian CPA, LLC. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Statement

Legion M was incorporated in Delaware on March 4, 2016, as a C corporation. We are an entertainment company that partners with creators and other entertainment companies -- from independent filmmakers to large Hollywood studios and distributors -- to develop, produce, distribute, market and monetize entertainment content including movies, television shows, virtual reality, digital content, events, and more.

At this stage in Legion M's development, we are primarily focused on growth of our community and our capabilities. The revenue, margins, and profits of our business are important, but in many cases are not our primary considerations. We are frequently willing to take on projects or initiatives that sacrifice short-term gains (or have high risk of short-term losses) in pursuit of projects and initiatives we believe could lead to significant long-term value. As a result of this fact, along with the variety of business models we employ and the inherent "lumpiness" of entertainment project revenue, we expect Legion M's revenue, margins, and sources of revenue to be volatile from year to year.

Note that our consolidated financial statements include the assets, liabilities, and expenses of two feature films for which Legion M is the rightsholder (*William Shatner: My Name is Bill,* and *My Dead Friend Zoe*). The rights to *My Dead Friend Zoe* are held through a subsidiary, MDFZ, LLC ("MDFZ"), a limited liability company formed on April 28, 2023 under the laws of California for the purpose of producing the film, and the rights to *William Shatner: My Name is Bill* are held directly by the Company. For more information, please see "Liquidity and Capital Resources" below. Neither of these projects were released or generated appreciable revenue in Fiscal 2023, however Legion M generated intra-company producers' fees that were paid from the production budget of *My Dead Friend Zoe*.

To find our most recent financial statements (including our 2024 midyear financials), please go to https://legionm.com/investorrelations.

Going Concern Statement

Legion M is not yet profitable, which means that we rely upon funds from investors (along with any profits we make from our business) to pay for our operations. This is common for startups, and one of the primary reasons companies like Legion M raise money from investors. Over time we hope to grow our revenue and manage our spending to become profitable, but until that happens our ability to stay in business is reliant upon our ability to raise money from investors.

As described in Note 2 to our audited financial statements, the accompanying financial statements have been prepared on a "going concern" basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The company has no profit since inception, incurred negative operating cash flows, and has sustained net losses of $2,813,295 and $2,827,478 for the years ended December 31, 2023 and 2022, respectively. The Company has accumulated deficit of $20,057,477 as of December 31, 2023. The company expects near-term revenue from various projects, however, the company's ability to continue as a going concern for the next twelve months is dependent upon its plan to raise more capital from investors. No assurance can be given that the company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the company to continue as a going concern for a reasonable period of time without raising additional funding. The fact that the company has successfully managed fundraising, revenue, and spending to remain a going concern for the past 8 years is no guarantee it will be able to do so in the future.

2023 Audited Operating Results

Our revenue for the fiscal year ended December 31, 2023 ("Fiscal 2023") was $816,510, a 26% increase over our revenue of $650,044 during the fiscal year ended December 31, 2022 ("Fiscal 2022"). Note that Legion M generated $200,000 in producer's fees from inter-company transactions with MDFZ LLC which was eliminated for consolidated financial statement in accordance with GAAP, and is excluded from the reported $816K.

The increase in revenue was primarily attributable to distribution revenue earned from a release in Fiscal 2023, compared to Fiscal 2022 when our primary sources of revenue related to the sale of consumer products from films that released years ago. Our primary source of revenue in Fiscal 2023 was distribution fees for the 20th Anniversary Screening of *The Lord of the Rings: The Return of the King.* Our primary sources of revenue in Fiscal 2022 were related to earlier releases such as *Mandy, The Field Guide to Evil,* and *Memory: The Origins of Alien*.

Approximately $250,000 (about 31%) of our Fiscal 2023 revenue came from consumer products, which includes revenue earned from (i) sales and shipping of merchandise (shirts, pins, etc.) and media (i.e. DVD's, comic books, etc.) we sold directly to consumers, (ii) wholesale sales of merchandise and media, and (iii) royalties earned from 3rd party merchandise licensors (collectively, "Consumer Products"). In Fiscal 2022, Consumer Products were responsible for approximately $475,000 (about 73%) of Legion M's total revenue. The decrease in Consumer Produces revenue from Fiscal 2022 to Fiscal 2023 was due to a reduced focus on Consumer Products and a lack of any major merchandise releases during Fiscal 2023.

As noted above, due to the stage of Legion M's development and the inherent "lumpiness" of revenue associated with entertainment projects, we expect our revenue and sources of revenue to fluctuate from period to period.

Costs of net revenue in Fiscal 2023 was $622,137, a 5% increase compared to $591,918 costs of net revenue in Fiscal 2022. Our costs did not increase as much as our revenues due to a greater concentration of revenue from higher margin sources including ticket revenue from *Return of the King* compared to lower margin sources including investments with capitalized costs and merchandise sales in Fiscal 2022. Accordingly, we had a gross profit of $194,373 in Fiscal 2023 compared with $58,126 in Fiscal 2022 and our gross profit margin increased to

24% in Fiscal 2023 from 9% in Fiscal 2022. As stated above, at this stage in the company's development we expect our revenue and margins to be volatile as we release new projects and develop new revenue streams.

For Fiscal 2023, operating expenses decreased to $2,775,694 from Fiscal 2022 operating expenses of $2,989,204, a 7% decrease. Our operating expenses consist of employee compensation and benefits, sales and marketing, independent contractors, professional fees (e.g., legal, accounting, etc.), travel expenses, general and administrative, and depreciation. The decrease in operating expenses was primarily driven by a 19% reduction (totaling $235,420) in compensation and benefits and a 48% reduction (totaling $103,147) in legal and professional fees. These savings primarily came from reduced headcount and legal fees as Legion M reduced our focus on development.

Legion M follows GAAP standards for capitalizing costs on projects where we expect a financial return over time. As such, we periodically evaluate the anticipated returns of the "Investments in productions" included on our Balance Sheet based on the current market conditions and past performance of each project. In Fiscal 2023 we had $268,523 in asset impairments related to changes in expected returns across seven different projects due to project performance and market conditions.

In Fiscal 2023, we had $3,593,268 in project-related costs that were capitalized during Fiscal 2023. As of December 31, 2023 we had $4,366,271 in capitalized "Investments in productions, net" on our Balance Sheet, compared to $821,640 as of Fiscal 2022. In Fiscal 2023 $3,195,987 of our capitalized "Investments in productions, net" relate to MDFZ; in Fiscal 2022 none of our capitalized costs related to MDFZ.

These capitalized costs represent "bets we still have on the table." It's impossible to predict with certainty what the financial return of a project will be. For example, the return on a feature film is typically dependent upon the success of the film, while the return on a TV project is often dependent upon the series being sold. Some returns can be realized in a matter of months, while others may take decades. In accordance with GAAP standards, production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Therefore, the asset balances on our balance sheet are estimates that may not be realizable in the future.

Other income (expense) relates to the gain on loan forgiveness, interest expense, interest income and financing fees. In Fiscal 2023, we did not have any loans forgiven. In Fiscal 2022 we had a PPP loan of $108,573 forgiven. In Fiscal 2023, our other expenses increased to $231,974, primarily due to our MDFZ financings. We incurred $125,758 in interest expense and $140,547 in financing fees in Fiscal 2023.

As a result of the foregoing factors, as well as other expenses, our net loss for Fiscal 2023 was $2,813,295, an 8% decrease compared to our net loss of $2,827,478 in Fiscal 2022.

Liquidity and Capital Resources

Film Projects

As of December 31, 2023, our consolidated financial statements include the assets, liabilities, and expenses of two feature films for which Legion M is the rightsholder:

William Shatner: You Can Call Me Bill was financed using via an agreement that gives investors in the film rights related to the revenue it generates. For more information, please see our Note 4 in the audited financial statements. The film's assets, liabilities, and expenses are included in Legion M's financial statements.

My Dead Friend Zoe is owned by Legion M via a wholly owned subsidiary, MDFZ, LLC ("MDFZ") For more information, please see Note 5 in the audited financial statements. The financial statements of Legion M and MDFZ are consolidated.

We have utilized equity crowdfunding for financing both of these films. As of December 31, 2023, neither of the films have been released or generated appreciable revenue. As of December 31, 2023, there are no payments due to investors under either revenue share agreement. See the Note 4 and Note 5 in the audited financial statements for further details.

__Liquidity and Capital Resources__

As of December 31, 2023, Legion M had the following funds on hand:

Funds held by Legion M Entertainment, Inc.	$513,842
Funds held by MDFZ, LLC	$325,868
TOTAL	**$839,709**

In March 2021, the Company received a second PPP loan for an amount of $108,573, which was completely forgiven by the SBA on February 14, 2022.

In January 2021, the Company received an EIDL loan in the amount of $48,200. This loan has an interest rate of 3.75% and a repayment period of 30 years. Payments for this loan began August 2022 and is $236 per month. The company requested and was granted an increase to the existing EIDL loan. On April 4, 2022, the Company received an additional $101,700. The incremental monthly repayment is $516.

In June 2023, MDFZ, LLC secured $1,500,000 in short term debt, which was fully repaid by October 2023. A total of $1,620,000 was repaid, including $120,000 in interest.

We do not currently have any other loans. We have not committed to make any capital expenditures. We have no bank line of credit or other financings arranged aside from a corporate American Express credit card.

In October 2022, Legion M launched our 9th round of equity crowdfunding. As of December 31, 2023, this round has raised over $3.5 million from more than 13,000 investors.

Over time, we expect to launch many more additional rounds of funding. Our long-term goal is to have one million shareholders as owners of the company. That said, we cannot guarantee that we will have sufficient capital to finance our growth and planned business operations in the future or that such capital will be available to us on terms that are favorable to us. We are currently incurring operating deficits that are expected to continue for the foreseeable future. We've had multiple successful rounds of equity crowdfunding so far, but that does not guarantee that future rounds will also be successful. If we fail to raise adequate funds from future rounds, our plan would be to reduce operating expenses and conserve cash while seeking additional funding and finance partners.

Management Evaluation of Operating Results

Key Performance Metrics

At this stage in Legion M's development, our focus is growth. We consider three primary metrics when evaluating projects and initiatives.

- **Growth** - We believe that growth of our community is the single most important determinant of our long-term success. A Legion of one is insignificant, but a Legion of one million could be invaluable. As such, the ability of any project or initiative to help us grow the Legion is one of the most important considerations.
- **Strategic Benefit** - Each project Legion M completes becomes a stepping-stone to the next. We actively seek projects and initiatives that allow us to "level up" by forming strategic relationships and developing new capabilities that we believe will create long-term value for the company.

- **Revenue** - Like any other company, the goal of Legion M is to make money. Financial success is the key to the long-term viability and success of our company. As such, the potential for financial return is an important consideration when we evaluate projects. That said, at the current stage of Legion M's development we believe near-term revenue is secondary to long-term growth, and are frequently willing to take on projects or initiatives that sacrifice near-term gains (or have high risk of near-term losses) in pursuit of projects and initiatives we believe could lead to significant long-term value.

Effects of Scale on Legion M Projects

In calculating the expenses of our projects, we account for both the money (i.e. cash investments and money spent on marketing, travel, etc.) and time (e.g. the proportional cost of staff salaries who are working on the project) spent on them. It's important to note that at this stage in our development, the financial investments we make in projects (when applicable) are often relatively small in relation to the amount of time we spend on them. However, it's also important to note that these two expense categories scale very differently. The best way to illustrate this is to use a simplified hypothetical example:

- Legion M makes an investment of $100,000 in a feature film, with a return based on the success of the film. As part of the deal, we agree to marketing activities, which cost us $5,000 worth of man hours to support and $5,000 worth of travel expenses. We also have $5,000 worth of legal, business development and management expenses associated with the project. In total, we've invested $115,000 in the project.
- The film is released and provides Legion M a 15% ROI on our $100,000 investment. When the final numbers are tallied, we invested $115,000 and received $115,000 in return, making the project break-even.

While the example above is both fictional and simplified, it is representative of some of the deals Legion M has previously engaged in. We provide it to illustrate a point we believe is important to keep in mind when evaluating our company at this stage:

- As we grow, we expect the size of our projects to get larger, whereas we expect the time we spend supporting them to stay relatively fixed (or in some cases go down due to the development of processes and infrastructure).
- In the example above, if we'd invested $1 million in the film instead of $100,000 and spent the same amount of money on time, travel, legal, etc. we'd end up with $135,000 in net profit instead of break-even. As we grow our investor base and have more access to capital, we hope to be able to take larger positions and produce larger projects, reducing the financial significance of the costs we spend supporting them, and improving our chances of profitability when a project is successful.
- As we've grown, we've been able to "level up" to new positions and roles within projects. For example, when we were just getting started, making investments in other people's movies was one of the only options available to us. As our community has grown and we've been able to demonstrate our capabilities, we've been able to negotiate better terms and positions. Today, we've leveled up to the point where we are producing and releasing our own projects, which we believe has the potential to dramatically increase the amount of revenue we recognize from each project.

While the example above is related to a film investment business model, most business models Legion M has engaged in scale in similar ways. For example:

- The producers' fees received for producing a film typically scale with the budget of the film.
- Consumer products and licensing revenue generally scales with the size of the IP involved.
- Revenue earned from distribution scales with the size of the release, which often scales with the budget of the film and the stars involved.

In short, while our financial position to date has limited Legion M's activities to relatively small (by Hollywood standards) independent films, our hope is that over time we'll be able to scale our activities to larger and larger projects. We view many of our projects to date as experiments that allowed us to better understand how we can leverage the power of our community to improve our chances of success. We expect some of our projects will be financially successful and others will not, but over time we hope to grow the Legion and "level up" to bigger and better opportunities. Today, while our investments are relatively small, we believe the financial success of the project is often secondary to the other benefits it may provide.

Traction and Milestones

What Legion M is attempting was never possible before advent of the JOBS Act. When we started the company in 2016, it was little more than an idea. Since then, we've focused on building a foundation that proves (to ourselves, to our investors, and to Hollywood) what a fan-owned company is capable of:

- One of the most successful equity crowdfunded companies in JOBS Act history, with over 50,000 investors (as of December 31, 2024) and over $22 million raised.

- Demonstrated ability to build a community, with more than 150,000 combined investors/members/followers.

- Demonstrated ability to generate revenue: Legion M has earned over $5 million in revenue through the end Fiscal 2024.

- Demonstrated ability to develop, package, finance, and produce critically acclaimed movies (see *The Man in the White Van, William Shatner: You Can Call Me Bill, My Dead Friend Zoe*, and *Fade to Black* in the "Active Projects" section*).*

- Demonstrated ability to attract top-tier talent to projects produced by Legion M, including Morgan Freeman, Ed Harris, Sonequa Martin-Green, Natalie Morales, Stan Lee, Kevin Smith, William Shatner, Karan Soni, Sean Astin, Ali Larter, Utkarsh Ambudkar and more. In addition, Legion M has a demonstrated ability to work with top-tier talent on films produced by 3rd parties, including Anne Hathaway, Nicolas Cage, Jason Sudeikis, Joe Manganiello, Sunita Mani, Simon Pegg, Minnie Driver, Christopher Lloyd, and more.

- Demonstrated ability to partner with top tier entertainment companies, including NEON, Bleecker Street, Briarcliff, Relativity, Searchlight, Warner Brothers, Fathom Events, CAA , Nederlander Worldwide Productions, and more.

- Powerful advisory board of industry luminaries including legendary actor/producer/writer William Shatner, billion dollar producer Dean Devlin (*Stargate, Independence Day*, "Leverage," "The Librarians"), renowned author Eric Ries (*The Lean Startup*), legendary movie critic Leonard Maltin ("Entertainment Tonight*"*), Actor/Producer/Director Bill Duke (*Commando, Predator, X-Men: The Last Stand*) and current/former executives and creatives from Netflix, Sony, Lucasfilm, Epic Games, MGM, NEON, Alamo Drafthouse, Comedy Central, Walt Disney Imagineering, Universal Studios, Paramount, Nerdist, Trailer Park, Endgame Entertainment, Meltdown Comics, NTWRK, POW!, Audible, Fangoria, & more.

- Diversified revenue streams with demonstrated ability to generate revenue from multiple business models, including development, financing, production, distribution, marketing, consumer products, licensing, sponsorships and live events.

- Demonstrated ability to activate fans, with hundreds of volunteer meetups all over the country to support the opening of our films and social media campaigns with tens and even hundreds of thousands of likes, comments, and shares.

- Positive references from producers we've worked with including Dean Devlin (creator of *Stargate* and *Independence Day*) and actor/producer Elijah Wood of SpectreVision (producer of *Mandy*), as well as the teams at Fox Searchlight (a division of Disney), RLJ Entertainment, and Bleecker Street.

- Demonstrated ability to monetize new IP via comic books, with over $125,000 in Kickstarter pre-sales for *Girl with No Name*, and over $150,000 in Kickstarter presales for *Defiant*.

- Demonstrated ability to develop tools and technology (e.g., Film Scout, M-Pulse, Meetup Maker) that allow us to harness the power of a Legion of fans.

- Demonstrated value for studios, including a 2023 activation with Warner Brothers, Fathom Events and Lost Odyssey for the 20th anniversary theatrical re-release of *The Lord of the Rings: The Return of the King* and 2019 marketing partnership with Fox Searchlight (a division of Disney) to promote the film *Tolkien*.

- Demonstrated ability to harness the "wisdom of the crowd" in selecting projects, with hundreds of thousands of votes cast on the Legion M FILM SCOUT app.

- Demonstrated ability to "Open the Gates of Hollywood" for our shareholders, providing exclusives like red carpet premiere tickets, set visits, spots as extras, walk-on-rolls, online livestream Q&A with creators, lounges at Sundance Film Festival and Comic Cons, and special events like the Stan Lee Handprint Ceremony, Celebrating William Shatner party, 2019 Saturn Awards.

In the time we've been operating we have seen dramatic improvement in not only our access to opportunities, but also our ability to negotiate favorable terms. In the early days of the company, we had to *invest* to get a stake in a project. As we grew, we were able to *earn* stakes in projects through sweat equity and "in-kind investments." Over time, we got to the point where we could *get paid* (in the form of marketing and producer's fees) to own a stake in a project. Today, most of the projects we engage in are ones that we control – we OWN the project.

Legion M Projects

Legion M classifies our projects to fall into one of three categories:

1. "Active Projects" are projects that are in production or have already been released and are either generating revenue or have potential to generate revenue in the future.

2. "Completed Projects" are Active Projects that have reached a point where we don't expect them to generate significant additional revenue.

3. "Development Projects" are projects in development that have yet to (and may not) secure a release.

Active Projects

Legion M defines "Active Projects" as projects that are either in production or have secured a release. Any revenue generated by an Active Project is included as Project Revenue during the appropriate reporting period. If an Active Project reaches a point where we don't expect it to generate significant additional revenue, we consider it a "Completed Project."

As December 31, 2024, Legion M has the following publicly announced Active Projects:

MY DEAD FRIEND ZOE – Feature film starring Sonequa Martin-Green, Natalie Morales, Morgan Freeman and Ed Harris. The film was produced by Legion M in partnership with Radiant Pictures and Recre8, with the rights held by MDFZ, LLC, a wholly owned subsidiary of Legion M. The film was financed via a combination of traditional Hollywood financing, and Legion M's "Fan-First Financing" via a combination of Reg D and Reg CF offerings. As a producer of the film, Legion M earned fees from the production budget and has a "backend" stake in any profits the film generates (if applicable). The film premiered at SXSW in March of 2024, where it won the coveted Narrative Feature Audience Award. Since then, the film went on to win other festival awards, including Audience

Award at the Mill Valley Film Festival and the Grand Jury Award at the Woodstock Film Festival. Briarcliff Entertainment acquired the North American Distribution rights, with a release date slated for Feb 28, 2025.

WILLIAM SHATNER: YOU CAN CALL ME BILL – Feature-length documentary produced by Legion M in partnership with Exhibit A Pictures and William Shatner. The film was financed via a Legion M "Fan-First Financing" equity crowdfunding offering and premiered at SXSW in March 2023. Legion M owns the rights to the film, with potential to earn producer fees (which have been deferred until investors recoup their investment) and a percentage of backend profits (if any). In addition, Legion M is distributing the film, allowing us to receive revenue from all sources associated with the film, including theatrical ticket sales, DVD sales, VOD sales/rentals, licensing/advertising fees paid by streamers, consumer products sales, etc. The film had a theatrical release in March of 2024 that reached over 500 screens and a VOD (video-on-demand) release on April 26, 2024.

THE MAN IN THE WHITE VAN – Feature film directed by Warren Skeels starring Madison Wolfe, Sean Astin, Ali Larter, Brec Bassinger and Skai Jackson. The film premiered at the Newport Beach Film Festival in October 2023. Relativity Media acquired North American distribution rights, and released the film theatrically on Dec 13, 2024, with a VOD release in January of 2025. The film was produced by Legion M and Garrison Film. Garrison Film provided the financing and owns the rights to the movie. Legion M received producer fees from the production budget and will receive a percentage of backend profits (if any). In addition, Legion M made a small investment in the P&A of the film.

FADE TO BLACK – Feature film directed by Andrew Sandler starring Karan Soni, Katerina Tannenbaum, Max Carver, and John Carroll Lynch. The film was developed by Legion M in partnership with Craftsman Media Co. with rights held by Fade To Black, LLC, a wholly-owned subsidiary of Legion M. Production wrapped in November of 2024, and as of Jan 31, 2025 Legion M has "Fan-First Financing" Regulation CF offering open to finance the remainder of the production budget. As a producer of the film, Legion M earn fees from the production budget (though the company may elect to defer them) and has a "backend" stake in any profits the film generates (if applicable).

THIS IS NOT FINANCIAL ADVICE – Feature-length documentary produced by Optimist. The film premiered at the Tribecca Film Festival in June of 2023. As an equity investor and executive producer on the film, Legion M has the potential to earn revenue based on the success of the film. The film had a VOD release in January of 2024.

NANDOR FODOR AND THE TALKING MONGOOSE – Feature film directed by Adam Sigal starring Simon Pegg, Minnie Driver, and Christopher Lloyd. The film released on November 14, 2023. As an equity investor and executive producer on the film, Legion M has the potential to earn revenue based on the success of the film and has received some revenue for marketing the film.

ARCHENEMY – Feature film directed by Adam Egypt Mortimer starring Joe Manganiello, Zolee Griggs, and Skylan Brooks. The film was released by RLJ Entertainment in 2020. As executive producers and equity investors in the project, Legion M has potential to earn revenue based on the success of the film. We also financed the soundtrack, providing an additional source of potential revenue, and secured a merchandising license that has allowed us to produce a line of consumer products tied to the film.

MEMORY: THE ORIGINS OF ALIEN – Feature-length documentary directed by Alexandre O. Philippe. The film was released by Legion M and Screen Media in 2019. As the distributor of the film (in partnership with Screen Media), Legion M earns a portion of revenue from all sources associated with the film, including theatrical ticket sales, DVD sales, VOD sales/rentals, licensing/advertising fees paid by streamers, consumer products sales, etc. It's worth noting that the film was released in 2019, which was the 40-year anniversary of *Alien*. We (in partnership with Screen Media) own distribution rights for the next 20 years, which means we will still own the rights to this film when the 50th and 60th anniversaries of the film roll around in 2029 and 2039. In addition, Legion M secured licenses from the Dan O'Bannon and H.R. Giger estates that allow us to sell a limited line of merchandise and media tied to the film.

In July of 2024 the parent company of Screen Media, Chicken Soup for the Soul Entertainment, filed for bankruptcy protection. Legion is both a creditor (Screen Media owes us unpaid royalties) and a partner (due to our distribution partnership agreement) with Screen Media, and has retained the services of a bankruptcy attorney to help us navigate the situation.

JAY AND SILENT BOB REBOOT – Feature film directed by Kevin Smith starring Kevin Smith and Jason Mews. The film was released by Saban Films in 2019. As an equity investor in the film, Legion M's return is tied to the success of both the movie and Kevin Smith's "Reboot Roadshow". In addition, Legion M secured a *Jay and Silent Bob Reboot* merchandise license that has allowed us to produce a line of consumer products tied to the film.

MANDY -- Feature film directed by Panos Cosmatos starring Nicolas Cage, Andrea Riseborough, and Linus Roache. The film was released by RLJ Entertainment in 2018. As an equity investor in the film, Legion M's return on investment comes from revenue generated by both the film and the soundtrack. In addition, Legion M secured a merchandise license for *Mandy* (as well as likeness rights for Nicolas Cage, making us one of the few companies in the world to offer officially licensed Nicolas Cage merchandise), and offers a robust array of consumer products including t-shirts, props, plush, Funko Pops and Cheddar Goblin brand macaroni and cheese.

THE FIELD GUIDE TO EVIL – Feature film anthology produced by Ant Timpson and Tim League. The film was released in 2018. As an equity investor in the film, Legion M has earned revenue based on the success of the film.

Completed Projects

Once an Active Project has reached a point where we don't expect it to earn significant additional revenue, we consider it completed. As of December 31, 2024, Legion M has the following completed projects.

- *THE RETURN OF THE KING 20th ANNIVERSARY* – Legion M partnered with Warner Brothers, Fathom Events, and Lost Odyssey for a week of 20th anniversary screenings of *The Lord of the Rings: The Return of the King* on over 1,000 screens in the US and Canada. Legion M was responsible for helping pay up-front costs, sourcing bonus content, and promoting the event in exchange for a cut of all ticket sales.
- *CELEBRATING WILLIAM SHATNER LIVE EVENTS AT SAN DIEGO COMIC CON* – In July of 2022 Legion M hosted a day of live events at San Diego Comic Con featuring Legion M advisor William Shatner. Legion M generated ticket revenue through a combination of ticketed events that included a handprint ceremony at the Theaterbox in San Diego, multiple autograph signings, and a rooftop party.
- *SAVE YOURSELVES!* – Legion M partnered with Bleecker Street for the 2020 release of the feature film directed by Alex Huston Fischer and Eleanor Wilson starring Sunita Mann and John Paul Reynolds. Legion M earned revenue based on amount of revenue the film earned in the first 2 years of release as well as a merchandise license that allowed us to produce a line of consumer products tied to the film.
- *THE LEFT RIGHT GAME* – Legion M partnered with QCODE Media for the 2020 limited audio podcast series co-produced by and starring Tessa Thompson. Legion M made a small "in-kind" investment and secured merchandise license that allowed us to produce a line of consumer products tied to the series.
- *TOLKIEN* – Legion M partnered with Fox Searchlight (now owned by Disney) for the 2019 theatrical release of the feature film *Tolkien*. Legion M supported the movie with meetups and online promotions in the US and UK in exchange for revenue, co-marketing, and other exclusives related to the film.
- *EXCELSIOR! A CELEBRATION OF THE AMAZING, FANTASTIC, INCREDIBLE & UNCANNY LIFE OF STAN LEE* – On January 30, 2019, Legion M partnered with Stan Lee's POW! Entertainment, Kevin Smith's Smodco, and Agents of Mayhem to produce the official public memorial service for Stan Lee, who passed away in late 2018.
- *BAD SAMARITAN* – Legion M partnered with Dean Devlin's production and distribution company Electric Entertainment, Inc. for the 2018 release of their feature film starring David Tennant and Robert Sheehan. The deal was structured as an "in-kind" investment, where Legion M promoted the film in exchange for a stake in the film's P&A waterfall.

- *STAN LEE CELEBRATION* – On July 18, 2017, Legion M united fans around the world to give comic book icon Stan Lee a once-in-a-lifetime gift—an imprint ceremony at the TCL Chinese Theatre IMAX followed by an afterparty in the Hollywood Hills for Stan and his 500 biggest fans. As the producer of this event, Legion M covered all the costs associated with the handprint ceremony and party, and monetized them with sales of sponsorships, tickets, and merchandise.
- *COLOSSAL* -- In early 2017, we partnered with distribution company NEON for the theatrical release and marketing of the feature film *Colossal* starring Anne Hathaway and Jason Sudeikis. Legion M made a cash P&A investment in exchange for a return tied to box-office metrics.

Development Projects

In addition to the Active and Completed Projects listed above, Legion M also has many projects in Development. Development generally refers to the earliest stages of the content production cycle, when companies like Legion M invest time, money, and "sweat equity" to create, develop, package, and sell movies, TV series and other entertainment projects. The goal of development is typically to finance or sell a project so it can be produced.

Development is one of the most speculative stages in the entertainment business because the odds of success for any given project are very low. There are millions of scripts and ideas in Hollywood, and while only a very small percentage get made, the potential value of a successful project can be quite large. At one point, *Game of Thrones* was just a pitch, and shows like "American Idol" were nothing more than a glimmer in the eye of producers. Every project we develop is a risk we take in the hopes of launching a new movie, series, or franchise.

Legion M has successfully generated revenue from some of our development projects by selling merchandise, media, and experiences related to those projects. This revenue helps offset our development costs and can build buzz that may increase the odds of success for the project. Ultimately, the goal of all our development projects is to reach production – the revenue generated during the development phase is intended to reduce our costs and hopefully improve the project's odds of success.

While many of Legion M's development projects have not been announced, some of our notable projects that are still active include:

- *DEFIANT: THE TRUE STORY OF ROBERT SMALLS* – Comic book and feature film project in partnership with Rob Edwards (The Princess and the Frog, Treasure Planet, Full House, The Fresh Prince of Bel-Air), Legion M advisor Bill Duke (Mandy, Predator, "Black Lightning"), Marvin 'Krondon' Jones III, and Michael Boulware Moore (Robert Smalls' great-great-grandson).

- *"TOBOR: FAMILY DESTROYER"* — Adult animated TV series in partnership with Eric Paperth and Tyler March of Tiny Little Cartoons.

- *DESTINATION FANTASTIC* – Unscripted a travelogue show developed in partnership with Stefan Pokorny.

TRENDS

The following sections contain a discussion of some of our planned activities in the coming months. There's no guarantee that we'll follow this plan or be able to execute it successfully. As a startup, we're constantly changing and evolving our plans as we react to current opportunities and market conditions.

Growing Our Community

We believe that growing our community is the single most important factor in the company's long-term chances of success. That's because we believe the strength, power, and value of our company is proportional to the size and engagement of our community. A Legion of 1 is worthless, but a Legion of 1,000,000 could be invaluable. As our community grows, so we believe will our access to high quality entertainment projects and our ability to market, support, and monetize them.

Round 9, which closed in October 2024 was Legion M's largest round with more than 25000 investments from more than 21,000 investors. We expect the February 28th release of the award-winning film *My Dead Friend Zoe* (starring Sonequa Martin-Green, Natalie Morales, Ed Harris, and Morgan Freeman) to be the biggest release yet of a film produced by Legion M.

Our goal is to build on this momentum by continuing to increase the size and engagement of our community.

Film Production

Legion M has now successfully produced and financed two films – *William Shatner: You Can Call Me Bill* and *My Dead Friend Zoe* – via a combination of equity crowdfunding (Legion M's "Fan-First Financing") and traditional Hollywood financing. We're in the process of doing the same with *Fade To* Black, which wrapped production in November of 2024. In all of these cases, Legion M is the producer and rightsholder of the film, which means we will recognize all the revenue the project generates and participate via producer's fees and backend profits (if any).

We believe that film production is a powerful model for Legion M. It has potential to significantly increase our topline revenues, and every film we produce is a "swing for the fences" – an attempt to produce a hit movie or franchise. Hollywood is a hit-driven industry, and while hits are hard to come by, we are focused on taking what we believe are quality swings at quality pitches, focusing our production efforts on budget-conscious films with potential to become a hit or franchise.

Film Distribution

To date, Legion M has been directly responsible for the distribution of *William Shatner, You Can Call Me Bill* and *Memory: The Origins of Alien* (in partnership with Screen Media). We've also played a role in the release of over a dozen other films, working in partnership with distributers that include NEON, Searchlight, Bleecker Street, Relativity, Briarcliff, Fathom Events, RLJ, Saban, Electric Entertainment, and Screen Media.

We believe distribution is the stage in a film's life cycle when the advantages of a community-owned company have the most potential impact. As such, we expect distribution – whether it be by ourselves or in partnership with other distributors – will be a key business model for Legion M, and a critical component of the engine that powers the next stage of Legion M's growth.

Revenue

At this stage in the company's development, we are focused on growing the size of our community and developing what we believe will be significant long-term competitive advantage for the company. Revenue, while critical for the company's eventual success, is often a second consideration. That's because as a company, we're not focused on optimizing the near-term revenue streams we have the power to generate today, but in growing and building an engine with potential to generate significantly greater long-term revenue streams. Legion M is still in the early stages of our development – with over $22 million worth of funds raised, our entire existence has cost less than the first 15 minutes of a Marvel movie!

In addition, much of our revenue is project-based, which can make it very "lumpy" with big chunks that come in all at once combined with smaller streams that can steadily accumulate over time. As a result of these factors, we expect that our near-term revenue will continue to be volatile as we develop and grow our community and our business.

RELATED PARTY TRANSACTIONS

None.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years:

On October 5, 2021, Legion M initiated an offering under Regulation CF (Round 8) which continued until April 30, 2022. Pursuant to that offering, we sold 2,771,040 shares (including Bonus Shares) of Common Stock for a total of $3,712,680. In addition, Legion M issued 20,560 free shares as part of a promotion in conjunction with Los Angeles Comic Con, and 51,170 shares as commissions to StartEngine in accordance with our listing agreement. The proceeds of this offering were used for general business purposes.

On October 12, 2022, we initiated an offering under Regulation A (Round 9), which continued until October 28, 2024. Pursuant to that offering, we sold 4,270,630 shares (including Bonus Shares) of Common Stock for approximately $6.3 Million. The proceeds of this offering were used for general business purposes.

On January 26, 2023, we initiated an offering under Regulation CF, we ended on April 30, 2023. Pursuant to that offering, we sold $750,000 in William Shatner Documentary Interests. The proceeds of this offering were used for the development of the William Shatner Documentary.

Separately, we have done offerings under Regulation CF and Regulation D for subsidiaries responsible for the films *My Dead Friend Zoe* and *Fade to Black*. MDFZ, LLC raised $3,810,029 in 2023, including $773,954 under Regulation CF. Fade to Black LLC is currently raising funds under Regulation CF.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects Legion M's Certificate of Incorporation and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and its Bylaws. For a complete description of the company's capital stock, you should refer to our Certificate of Incorporation and our Bylaws and applicable provisions of the Delaware General Corporation Law.

Legion M is offering Class A Common Stock in this offering.

Legion M's authorized capital stock consists of 200,000,000 shares of Common Stock, at $0.0001 par value, of which 170,000,000 shares are Class A Common Stock and the remaining 30,000,000 shares are Class B Common Stock. Class A Common Stock has the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to Class B Common Stock; except that (i) each holder of Class B Common Stock is entitled to 10 votes per share of Class B Common Stock whereas each holder of Class A Common Stock is entitled to only 1 vote per share of Class A Common Stock, and (ii) there are certain restrictions to transfer of the Class B Common Stock that do not apply to the Class A Common Stock.

Legion M modelled its dual class stock structure after leading companies, including Google, Facebook and Berkshire Hathaway. This structure allows us to be owned by a very large group of small, non-professional investors while maintaining strong corporate governance. We feel it's important for all our shareholders' interests to be aligned, and have purposely avoided giving financial preferences or taking investment from those who insist on having them. Since our goal is to grow our Legion as large as possible, we have set the minimum investment amount per investor at $40. We expect our Legion of shareholders to be comprised of a large number of small, non-professional, or even first-time investors, with not much experience in start-ups or the entertainment industry. While we believe the opinions of these investors will be extremely helpful for us to find, develop, and promote entertainment content, we don't believe they are well suited to vote on material corporate decisions on a pari passu basis with the founders or other seasoned industry veterans who are also shareholders of the company.

The following is a summary of the rights of Legion M's capital stock as provided in its Amended and Restated Certificate of Incorporation, as amended, and Amended and Restated Bylaws, which have been filed as exhibits to the Offering Statement of which this Offering Circular is a part.

Class A Common Stock

Voting Rights

Each holder of Legion M's Class A Common Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders. Holders of Class A Common Stock at all times shall vote together with the holders of Class B Common Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of Legion M.

The holders of Class A Common Stock in this offering are subject to a drag-along provision as set forth in the Subscription Agreement, pursuant to which each holder of Class A Common Stock purchased in this offering agrees that, in the event the company's board and the holders of a majority of the votes of the outstanding shares of the company's Class A Common Stock and Class B Common Stock (taking into account the 10 votes per share voting of the Class B Common Stock) vote in favor of a sale of the company, then such holder of Class A Common Stock will vote in favor of the transaction if such vote is solicited, refrain from exercising dissenters' rights with respect to such sale of the company, and deliver any documentation or take other actions reasonably required, amongst other covenants. The enforceability of such provision as it relates to appraisal rights will be subject to the provisions of Delaware law.

Dividends

Subject to preferences (of which, currently there are none) that may be applicable to any then outstanding class of capital stock having prior rights to dividends, shareholders of Legion M's Class A Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally-available funds. However, no dividend shall be declared or paid on shares of the Class A Common Stock unless the same dividend with the same record date shall be declared or paid on the shares of Legion M's Class B Common Stock. Legion M has never declared nor paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Class B Common Stock

Voting Rights

Each holder of Legion M's Class B Common Stock is entitled to ten votes for each share on all matters submitted to a vote of the shareholders. Holders of Class B Common Stock at all times shall vote together with the holders of Class A Common Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of Legion M.

Dividends

Subject to preferences (of which, currently there are none) that may be applicable to any then outstanding class of capital stock having prior rights to dividends, holders of Legion M's Class B Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally-available funds. However, no dividend shall be declared or paid on shares of the Class B Common Stock unless the same dividend with the same record date shall be declared or paid on the shares of Legion M's Class A Common Stock. Legion M has never declared nor paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Restrictions on Transfer

No holder of Legion M's Class B Common Stock may sell, transfer, assign, pledge or otherwise dispose of or encumber any Class B Common Stock (or any Class A Common Stock into which it is converted) without Legion M's prior written consent. Legion M may withhold consent for any legitimate corporate purpose.

Conversion Rights

Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder at any time upon written notice to Legion M. Except for certain permitted transfers, each share of Class B Common Stock shall be automatically, without further action by its holder, converted into one share of Class A Common Stock, upon sale or assignment.

All Classes of Common Stock

Liquidation Rights

In the event of Legion M's liquidation, dissolution or winding up, holders of Legion M's Class A and Class B Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of Legion M's debts and other liabilities and the satisfaction of any liquidation preference (of which, currently there are none) granted to the holders of any then outstanding class of capital stock having prior liquidation rights.

Other Rights

Holders of Legion M's Class A and Class B Common Stock have no preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to Legion M's Class A or Class B Common Stock.

Forum Selection Provisions

Section XI of our Amended and Restated Certificate of Incorporation and Section 48 of our Amended and Restated Bylaws contain exclusive forum provisions. With a few exceptions, the Court of Chancery in the State of Delaware will be the sole and exclusive forum for any holder of Legion M's Class A and Class B Common Stock (including a beneficial owner) to bring (i) any derivative action or proceeding brought on the company's behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee, (iii) any action asserting a claim against the company, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the company, its directors, officers or employees governed by the internal affairs doctrine. These sections shall not apply to actions arising under the federal securities laws.

Section 7 of our subscription agreement (which appears as an exhibit to the offering statement of which this offering circular forms a part) provides that the Court of Chancery in the State of Delaware is the exclusive forum for all actions or proceedings relating to the subscription agreement. However, this exclusive forum provision does not apply to actions arising under the federal securities laws.

What it Means to be a Minority Holder

As an investor the Common Stock of the company, you will have a minority position in the company and will not be able to direct the occurrence of any corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The company has selected Dealmaker Shareholder Services, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the company's securities.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares . In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2021 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Rewards and Bonus Shares

Legion M plans to offer shares of Class A Common Stock to investors under this offering pursuant to Regulation CF at a price of $2.10 per share. Shares sold in the current offering include rewards that will be available for some investors ("Rewards"), including the grant of additional "time-based" or "amount-based" bonus shares ("Bonus Shares").

Time-Based Bonus Shares

- 20% Period: Investments made prior to 11:59 PM Pacific Time ("PT") on the 14th day the offering is open will receive 20% bonus Shares
- 10% Period: Investments made after 11:59 PM Pacific Time ("PT") on the 14th day the offering is open and prior to 11:59 PM PT on the 31st day the offering is open will receive 10% bonus Shares

Amount-Based Bonus Shares

- Investments of $500 to $2,499 receive 5% Bonus Shares
- Investments of $2,500 to $9,999 receive 10% Bonus Shares
- Investments of $10,000 to $24,999 receive 15% Bonus Shares
- Investments of $25,000+ receive 20% Bonus Shares

Notes on Rewards:

- Time-Based and Amount-Based rewards can be stacked. E.g. if an investor makes an investment of $500 (unlocking 5% bonus shares) in the first 7 days of the offering (unlocking 20% Bonus Shares) the total amount of Bonus Shares awarded will be 25%.
- The amount of Bonus Shares that will be issued will be reflected during the checkout, but Bonus Shares will not be issued until the end of the round.
- Bonus Shares change the "Effective Share Price" for investors who receive them. Example: An investor pays $2,100 to buy 1,000 shares for $2.10 per share, but in doing so receives 5% bonus shares, which nets an additional 50 shares. In total they received 1,050 shares for $2,100, which equates to an effective share price of $2.00 per share.

How we determined the offering price

We set our share price based on internal analyses including the performance and price of previous rounds (i.e. we sold over $6.5MM worth of shares at a $1.65 share price in Round 9), growth and development of the company/community, and discussions with third parties such as lawyers, advisors, seed investors, analysts, and venture capitalists. We also consider our long-term fundraising goal (uniting 1 million fans as shareholders of Legion M) and models we believe give us the best chance of achieving it.

We also factor in the value of any Rewards (e.g. Bonus Shares) we're offering to investors, and the impact these have on the Effective Share Price paid by the investor. E.g. Investors who receive Bonus Shares are receiving additional shares at no cost (which effectively lowers the valuation). For more a more detailed explanation, please see "Rewards and Bonus Shares" section above.

For this offering, $2.10 is the price that will paid by investors for shares of Class A Common Stock. When factoring in Bonus Shares, the Effective Share Price paid by each investor will range between $2.10 to $1.26 (depending on Time-Based and Amount-Based Bonus Shares).

Our goal is to establish a share price and Rewards program that is fair to everyone involved (the company, our existing shareholders, and new potential shareholders), while making it as attractive as possible to new investors that will help fuel our next stage of growth. The power of a Legion comes from its size - we believe that attracting new investors helps make the company stronger, increasing the chances of a positive outcome for our existing shareholders.

REGULATORY INFORMATION

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Disqualification

Neither the company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Neither the Company nor any of its officers or managing members, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Annual reports

The company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the company's website at https://legionm.com/investorrelations.

The company must continue to comply with the ongoing reporting requirements until:

(1)　　it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)　　it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;

(3)　　it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)　　it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)　　it liquidates or dissolves its business in accordance with state law.

Compliance failure

The company has not previously failed to comply with the ongoing reporting requirements of Regulation Crowdfunding.

DEALMAKER'S INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Confirmation Process: In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Amount on the date of the expedited Offering Deadline.

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its Target Amount, the company making an early closing, the company making material changes to its Form C, and the offering closing at its Termination Date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new Termination Date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding the progress towards reaching the target amount can be found at invest.legionm.com.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and, in each instance, reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

Legion M Entertainment, Inc.

A Delaware Corporation

Consolidated Financial Statements and Independent Auditor's Report

December 31, 2023 and 2022

Legion M Entertainment, Inc.

TABLE OF CONTENTS

Page



To the Board of Directors of
Legion M Entertainment, Inc.
Emeryville, California

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying consolidated financial statements of Legion M Entertainment, Inc. (the "Company") which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of operations, consolidated changes in stockholders' equity, and consolidated cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the consolidated financial statements, the Company has no profits since inception, incurred negative operating cash flows, and has sustained net losses of $2,813,295 and $2,827,478 for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, the Company has an accumulated deficit of $20,057,477. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Denver, Colorado
April 29, 2024

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Legion M Entertainment, Inc.
Consolidated Balance Sheets
As of December 31, 2023 and 2022

		December 31,		
		2023		**2022**
ASSETS				
Current assets:				
Cash	$	839,709	$	341,050
Subscriptions receivable in escrow		367,610		390,778
Accounts receivable		101,690		87,913
Other receivable		8,279		13,939
Inventory		127,711		172,895
Loan receivable		180,000		314,053
Prepaid expenses and other current assets		85,127		62,066
Total current assets		1,710,126		1,382,694
Property and equipment, net		4,046		3,889
Investments in productions, net		4,366,271		821,640
Total assets	$	6,080,443	$	2,208,223
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	311,231	$	510,222
Deferred revenue		772,827		416,737
Accrued expenses		63,702		62,035
Total current liabilities		1,147,760		988,994
Future production obligations		4,620,029		-
Loan payable		149,900		149,900
Total liabilities		5,917,689		1,138,894
Stockholders' equity:				
Class A common stock, $0.0001 par, 170,000,000 authorized, 18,597,935 and 17,169,132 issued and outstanding at December 31, 2023 and 2022, respectively		1,860		1,717
Class B common stock, $0.0001 par, 30,000,000 authorized, 16,492,620 issued and outstanding,16,465,900 vested at both December 31, 2023 and 2022		1,649		1,649
Additional paid-in capital		20,216,722		18,310,145
Accumulated deficit		(20,057,477)		(17,244,182)
Total stockholders' equity		162,754		1,069,329
Total liabilities and stockholders' equity	$	6,080,443	$	2,208,223

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

Legion M Entertainment, Inc.
Consolidated Statements of Operations
For the years ended December 31, 2023 and 2022

		Year Ended December 31,		
		2023		**2022**
Revenue	$	816,510	$	650,044
Cost of revenue		622,137		591,918
Gross profit		194,373		58,126
Operating expenses:				
Compensation and benefits		1,018,705		1,254,125
Sales and marketing		1,030,739		1,047,632
Independent contractors		84,480		112,075
Legal and professional		112,079		215,226
Travel expenses		33,277		46,427
General and administrative		224,792		189,297
Depreciation		3,099		2,937
Investments in productions impairment		268,523		121,485
Total operating expenses		2,775,694		2,989,204
Loss from operations		(2,581,321)		(2,931,078)
Other income (expense):				
Interest expense		(125,758)		(4,973)
Interest income		34,331		-
Financing fees		(140,547)		-
Gain on loan forgiveness		-		108,573
Total other income (expense), net		(231,974)		103,600
Net loss	$	(2,813,295)	$	(2,827,478)
Weighted average number of common shares outstanding - basic and diluted		34,363,540		32,679,873
Net loss per common share - basic and diluted	$	(0.08)	$	(0.09)

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

Legion M Entertainment, Inc.
Consolidated Statements of Changes in Stockholders' Equity
For the years ended December 31, 2023 and 2022

	Common Stock				Additional		Total
	Class A		Class B		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Balances at December 31, 2021	15,417,830 $	1,541	16,492,620 $	1,649 $	16,163,453 $	(14,416,704) $	1,749,939
Common stock issuances:							
Class A ($1.50 issue)	745,290	75	-	-	1,117,860	-	1,117,935
Class A ($1.65 issue)	847,213	85	-	-	1,397,816	-	1,397,901
Bonus Shares	158,799	16	-	-	253,215	-	253,231
Stock based compensation	-	-	-	-	235,794	-	235,794
Offering costs	-	-	-	-	(331,625)	-	(331,625)
Share bonuses	-	-	-	-	(526,368)	-	(526,368)
Net loss	-	-	-	-	-	(2,827,478)	(2,827,478)
Balances at December 31, 2022	17,169,132	1,717	16,492,620	1,649	18,310,145	(17,244,182)	1,069,329
Common stock issuances:							
Class A ($1.65 issue)	1,292,560	129	-	-	2,132,595	-	2,132,724
Bonus Shares	136,243	14	-	-	224,787	-	224,801
Stock based compensation	-	-	-	-	218,722	-	218,722
Offering costs	-	-	-	-	(237,337)	-	(237,337)
Share bonuses	-	-	-	-	(432,190)	-	(432,190)
Net loss	-	-	-	-	-	(2,813,295)	(2,813,295)
Balances at December 31, 2023	18,597,935 $	1,860	16,492,620 $	1,649 $	20,216,722 $	(20,057,477) $	162,754

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

Legion M Entertainment, Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2023 and 2022

		Year Ended December 31,		
		2023		**2022**
Cash flows from operating activities:				
Net loss	$	(2,813,295)	$	(2,827,478)
Adjustments to reconcile net loss to net cash used in operating activities:				
Inventory impairment		102,446		23,557
Investments in productions impairment		268,523		121,485
Production costs charged to cost of net revenues		94,167		85,491
Stock-based compensation		218,722		235,794
Depreciation		3,099		2,937
Gift cards issued in stock offering recorded to deferred revenue		207,466		-
Gain on loan forgiveness		-		(108,573)
Changes in operating assets and liabilities:				
Accounts receivable		(13,777)		(57,096)
Other receivable		5,660		(6,936)
Inventory		(57,262)		(49,951)
Prepaid expenses and other current assets		(23,060)		(6,478)
Accounts payable		(198,990)		95,567
Deferred revenue		148,624		170,125
Accrued expenses		1,667		919
Net cash used in operating activities		(2,056,010)		(2,320,637)
Cash flows from investing activities:				
Purchase of property and equipment		(3,256)		(2,668)
Investments in productions		(3,593,268)		(442,361)
Loan to productions		(180,000)		(314,053)
Net cash used in investing activities		(3,776,524)		(759,082)
Cash flows from financing activities:				
Proceeds from future production obligations		4,620,029		-
Proceeds from notes payable		1,500,000		101,700
Repayment of notes payable		(1,500,000)		-
Proceeds from issuance of Class A common stock		1,948,501		2,423,033
Offering costs		(237,337)		(331,625)
Net cash provided by financing activities		6,331,193		2,193,108
Net change in cash		498,659		(886,611)
Cash at beginning of year		341,050		1,227,661
Cash at end of year	$	839,709	$	341,050
Supplemental disclosure of cash flow information:				
Cash paid for interest	$	120,000	$	-
Cash paid for income taxes	$	-	$	-
Supplemental disclosure of non-cash investing and financing activities:				
Loan receivable applied to investments in production	$	314,053	$	-

See Independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements.

NOTE 1: NATURE OF OPERATIONS

Legion M Entertainment, Inc. (the "Company" or "Legion M"), is a corporation organized March 4, 2016 under the laws of Delaware. The Company was formed as a fan-owned entertainment company. The Company partners with creators and other entertainment companies -- from independent filmmakers to large Hollywood studios and distributors -- to develop, produce, distribute, market and monetize entertainment content including movies, television shows, virtual reality, digital content, events, and more.

MDFZ, LLC ("MDFZ") is a limited liability company formed on April 28, 2023 under the laws of California. The Company is a special purpose vehicle which was formed to produce a feature film currently entitled "My Dead Friend Zoe." MDFZ is headquartered in Los Angeles, California and is a wholly-owned subsidiary of the parent, Legion M. The financial statements of Legion M and MDFZ are consolidated (see Note 3).

NOTE 2: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has no profit since inception, incurred negative operating cash flows, and has sustained net losses of $2,813,295 and $2,827,478 for the years ended December 31, 2023 and 2022, respectively. The Company has accumulated deficit of $20,057,477 as of December 31, 2023. The Company expects near-term revenue from various projects and investment proceeds. However, the Company's ability to continue as a going concern for the next twelve months is dependent upon its plan to raise more capital from investors. The Company has successfully raised more than $19,000,000 over nine rounds of funding (including Round 9, which is currently open as of April 2024), with an expectation to continue raising money in the future. No assurance can be given that the Company will be successful in these future fundraising efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time without raising additional funding. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Legion M as well as its subsidiary required to be consolidated under accounting principles generally accepted in the United States of America ("GAAP"). Significant intercompany accounts and transactions have been eliminated upon consolidation. The Company's MDFZ subsidiary (see Note 5) is included in the consolidated financial statements.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Stock Split

From December 27, 2021 through January 7, 2022 Legion M held a special stockholders' meeting during which a 10-for-1 stock split was passed by the outstanding Class A Common Stock and Class B Common Stock.

On July 15, 2022, the Company effected a 10-for-1 forward stock split of its authorized, designated, issued and outstanding shares of common stock. Accordingly, all share and per share amounts of the Company for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split. The amended and restated articles of incorporation increased the authorized stock from 100,000,000 shares (post stock split) of common stock with a par value of $0.0001 to 200,000,000 shares (post stock split) of common stock with a par value of $0.0001 with 170,000,000 shares of the authorized common stock designated as Class A Common Stock and 30,000,000 shares of the common stock designated as Class B Common Stock.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Significant estimates inherent in the preparation of the accompanying consolidated financial statements include useful lives of and impairment valuations of property and equipment, impairment of inventory and investments in productions, deferred income tax assets, fair value of stock options and warrants and reserves for commitments and contingencies. Any adjustments applied to estimates are recognized in the period in which such adjustments are determined.

Cash Equivalents

For the purpose of the consolidated statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less. As of December 31, 2023 and 2022, the cash balance exceeded the FDIC insured limits by $224,352 and $75,057, respectively.

Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. As of December 31, 2023 and 2022, allowances of $0 and $0 for doubtful accounts were established, respectively.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders' equity on the consolidated balance sheet.

Other Receivables

Other receivables are primarily due from payment processors and gateways (e.g. Paypal, Stripe).

Inventory

Inventories are comprised of merchandise (t-shirts, collectibles, hats, etc.) that are used for marketing and/or for sale in the Legion M store (shop.legionm.com). Inventories are stated at the lower of cost or market value. Cost is determined using the average costing method. Inventory balances as of December 31, 2023 and 2022 were $127,711 and $172,895, respectively. The Company periodically reviews inventory quantities and values and adjusts for obsolete or impaired inventory based primarily on management's estimated forecast of product demand. As a result of that review, the fair value of the inventory has been reduced and $102,446 and $23,557 was recorded as costs of net revenues on the consolidated statement of operations as an asset impairment during the years ended December 31, 2023 and 2022, respectively.

Production Investments

The Company has cost investments in productions. The fair value of these investments is dependent on the performance of the investee productions as well as volatility inherent in the external markets for these investments. In assessing the potential impairment of these investments, the Company considers these factors as well as the forecasted financial performance of the investees and market values, where available. If these forecasts are not met or market values indicate an other-than-temporary decline in value, impairment charges may be required.

Filmed Entertainment and Production Costs

In accordance with ASC 926, "Entertainment—Films" ("ASC 926"), Filmed Entertainment costs include capitalized production costs, development costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs, as well as participations, are recognized as operating expenses for each individual production based on the ratio that the current period's gross revenues for such production bear to management's estimate of its total remaining ultimate gross revenues. Marketing, distribution and general and administrative costs are expensed as incurred. The Company has set a minimum threshold of $10,000 before capitalizing the costs. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Costs for productions not produced are written-off at the time the decision is made not to develop the story or after ten years.

Production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company's financial results fluctuate from period to period.

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, the Company may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value. No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

Consistent with this guidance, the Company reduced the expectations on certain projects. The fair value of the investments was reduced and $268,523 and $121,485 was recorded as an impairment loss on the consolidated statements of operations as an asset impairment during the years ended December 31, 2023 and 2022, respectively.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000. Property and equipment is stated at cost less accumulated depreciation. The cost of additions and substantial improvements to property and equipment is capitalized. The cost of maintenance and repairs of property and equipment is charged to operating expenses. Property and equipment is depreciated using straight-line methods over their estimated economic lives. Property and equipment is reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No assets were impaired as of December 31, 2023 and 2022. Property and equipment additions totaled $3,256 and $2,668 for the years ended December 31, 2023 and 2022, respectively. Depreciation expense totaled $3,099 and $2,937 for the years ended December 31, 2023 and 2022, respectively.

	December 31,	
	2023	**2022**
Original Cost	$ 58,769	$ 55,513
Accumulated depreciation	(54,723)	(51,624)
Property and equipment, net	$ 4,046	$ 3,889

Loan Receivable

During 2022, the Company made various loans to cover production costs to William Shatner: You Can Call Me Bill totaling $314,053, with such amount outstanding as of December 31, 2022. These amounts were reclassified to investments in productions, net in 2023.

In 2023, the Company loaned $180,000 to a production, which remained outstanding as of December 31, 2023.

Future Production Obligations

The Company records future production obligation liabilities for investments received for specific productions for which the investors do not receive ownership, but are entitled to a proportionate share of the project's future revenues and profits as determined by the respective production waterfalls. The future production obligations are accounted for as long-term liabilities and are carried at the investment amounts. Such amount represents the outstanding obligation from future proceeds on such projects. Additional obligations may come due under those arrangements dependent upon the ultimate results of the underlying projects.

Emergency Relief

The Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was signed into law on March 27, 2020 to provide fiscal relief to U.S. individuals and businesses as a result of the economic hardship caused by the COVID-19 pandemic. One of the main components of the CARES Act is the Paycheck Protection Program ("PPP"), a loan program designed to provide a direct incentive for small businesses to keep their employees on payroll. The Small Business Administration ("SBA"), which administers the PPP, will forgive loans to PPP recipients if all employees are kept on payroll at their current compensation levels after the loan is made and the money is used for payroll, rent, mortgage interest, or utilities. Guidance for the treatment and forgiveness of CARES act funds is still being finalized.

An EIDL Loan of $48,200 was granted to the Company on January 20, 2021. The terms provide for 3.75% interest and require monthly payments of $236 per month commencing in July 2022 for 30 years. The Company requested and was granted an increase to the existing EIDL loan. On April 4, 2022, the Company received an additional $101,700. The incremental monthly repayment is $516. During the years ended December 31, 2023 and 2022 the Company recognized $1,246 and $4,973 of interest expense related to this loan, respectively. The outstanding principal balance of the EIDL Loan was $149,900 as of both December 31, 2023 and 2022.

Year	Principal Payments
2024	$ -
2025	-
2026	-
2027	-
2028	-
Thereafter	149,900
Total	$ 149,900

The Company applied for and was granted complete forgiveness for the $108,573 PPP Round 2 loan on February 14, 2022 and the amount is recorded on the consolidated statements of operations as other income.

Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate fair value.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue totaled $816,510 and $650,044 for the years ended December 31, 2023 and 2022, respectively. The Company has recognized revenue from many different business models, including:

- Consumer Products and Media
- Finance/Production/Distribution
- Release Partnerships
- Events

Revenue from Consumer Products and Media and Events are recognized at a point in time when the merchandise is delivered or the Event has concluded. Revenue from Finance/Production/Distribution and Release Partnerships are recognized over time and may extend over multiple months or years.

Consumer Products and Media revenue was $253,420 and $475,539 for the years ended December 31, 2023 and 2022, respectively. Finance/Production/Distribution revenue was $543,470 and $96,314 for the years ended December 31, 2023 and 2022, respectively. Release Partnerships revenue was $10,948 and $27,591 for the years ended December 31, 2023 and 2022, respectively. Event revenue was $8,672 and $50,600 for the years ended December 31, 2023 and 2022, respectively.

Deferred Revenue

Deferred revenue is recorded for payments received that have not yet been earned. The Company may have deferred revenue related to Consumer Products and Media, Release Partnerships and Events. Deferred revenue was $772,827 and $416,737 as of December 31, 2023 and 2022, respectively. For both years, these balances comprised primarily outstanding gift cards for Merchandise Sales attributable to investor rewards (see Note 6).

The Company records a provision for gift cards issued pursuant to its crowdfunding offerings. As of December 31, 2023 and 2022, deferred revenue included $573,481 and $399,968 in gift cards outstanding, respectively.

Stock-Based Compensation

The Company measures employee stock-based awards at grant-date fair value and recognizes employee and consultant compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards and warrants. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the consolidated balance sheet. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Leases

On January 1, 2022, the Company adopted ASC 842, *Leases*, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. The adoption of ASC 842 had no impact on the Company's balance sheet as of December 31, 2023 or 2022.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company files income tax returns in the United States and is subject to income tax examinations for its U.S. federal income taxes for the preceding three years and, in general, is subject to state and local income tax examinations for the preceding three years. Tax returns through 2022 have been filed. The Company is not presently subject to any income tax audit in any taxing jurisdiction. MDFZ is a limited liability company and does not incur taxes, instead, passing its taxable income or losses to the Company.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. As of December 31, 2023 and 2022, the Company had total taxable net operating loss carryforwards of approximately $19,366,457 and $16,286,696 respectively. The Company pays Federal and California income taxes at rates of approximately 21.0% and 8.8%, respectively, and has used an effective blended rate of 28.0% to derive a net deferred tax assets of approximately $5,991,162 and $5,082,222 as of December 31, 2023 and 2022, respectively. The Company cannot presently anticipate the realization of a tax benefit on its net operating loss carryforward. Accordingly, the Company recorded a full valuation allowance against its deferred tax assets as of December 31, 2023 and 2022. Deferred tax assets and liabilities resulted from net operating losses, depreciation/amortization, organizational costs, deferred revenue and stock-based compensation.

The following table reconciles the statutory income tax rates to actual rates based on income or loss before income taxes. As of December 31, 2023 and 2022:

| | Year Ended December 31, | |
	2023	2022
Statutory tax rate:		
U.S.	21.0%	21.0%
State taxes	7.0%	7.0%
Change in valuation allowance	-28%	-28.0%
Effective tax rate	0%	0%

| | December 31, | | | |
	2023		2022	
Deferred tax asset:				
Stock based compensation	$	587,780	$	522,545
Net operating loss carryforward		5,387,299		4,559,677
Other		16,083		-
Net deferred tax asset		5,991,162		5,082,222
Less: Valuation allowance		(5,991,162)		(5,082,222)
Net deferred tax asset	$	-	$	-

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2023 and 2022, the Company recognized no interest or penalties.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive.

| | December 31, | |
	2023	**2022**
Warrants	570,000	570,000
Options	4,375,630	4,411,880
Total dilutive securities	4,945,630	4,981,880

As all potentially dilutive securities are anti-dilutive as of December 31, 2023 and 2022, diluted net loss per share is the same as basic net loss per share for each year.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, *"Financial Instrument – Credit Losses"*. This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on the consolidated financial statements as Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023, the Company determined an allowance for expected credit loss of $0.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 4: *WILLIAM SHATNER: YOU CAN CALL ME BILL*

The Company conducted a Regulation Crowdfunding offering and a concurrent Regulation D offering (the "Shatner Offering") in the first quarter of 2023 in which it raised approximately $750,000 from the sale of securities called "Shatner Shares". Holders of the Shatner Shares have the right to receive a portion of the Net Picture Revenue (as defined in waterfall below) generated by the documentary film *William Shatner: You Can Call Me Bill* (the "Picture"). The Shatner Offering was conducted through the William Shatner Documentary I (the "SPV"), a series of Wefunder SPV, LLC, a Delaware limited liability company (the "LLC") and a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act. The SPV will use the funds received in this offering to purchase an equivalent amount of Shatner Shares, which it will hold on behalf of the investors in this offering. The SPV has no purpose other than to hold the Shatner Shares issued by the company and pass through the rights related to the Shatner. A portion of the funds raised were used to repay the Company for the amounts paid. The remainder of the funds are used to pay any costs incurred for and by the production.

As of December 31, 2023, the Company included $750,000 from the sale of Shatner Shares in future production obligations on the consolidated balance sheet.

Operative Waterfall

"Proceeds" is defined as all monies earned by exhibition, distribution and exploitation of the documentary, including ancillary income, merchandising income, and licensing of the same.

"Net Profits" is defined as all revenue received by Legion M Entertainment Inc. (or the CAMA) from the distribution of the film after standard 3rd party fees. For the purpose of clarity, "Net Profits" do not include "Legion M Retail Sales" or "Legion M Ticket Bundle" as described in the Regulation CF offering's subscription agreement.

"Gross Picture Revenue" does not include revenue not generated directly by the Picture, including:

   1) Any revenue generated from music rights to Mr. Shatner's songs used in the film.
   2) Any fees charged by Mr. Shatner for autographs, appearances, photos, meet and greets, etc., even when performed at screenings of, or events related to, the Picture.
   3) Any revenue earned by Legion M, Mr. Shatner, or Exhibit A from other projects other than the Picture.

Waterfall

1.) First, we expect sales representatives and/or distributor(s) to take fees, costs and expenses "off the top" prior to payment of proceeds to CAMA or Legion M. If self-distributed, these fees will be the first in line for recoupment in the waterfall, subject to good faith negotiation with all producers.

2.) Second, payment of any 3rd party sales commissions, expenses and fees, as well as legal fees, accounting fees, administrative fees (including anticipated future costs such as taxes and residuals) will be deducted (prior to any distributions to stakeholders).

3.) Third, 100% of revenue (if any) after step (2) will be distributed proportionally to owners of Shatner Shares until those investors have recouped 100% of their initial investment.

4.) Fourth, Net Profits remaining after step (3) will be split as follows:

a. 33% will be distributed to owners of Shatner Shares, pro rata and on a pari passu basis
b. 67% will be distributed to the producers of the film as follows:

   i. Recoupment of deferrals:

      a. 78.57% to Melis Productions Inc. until Mr. Shatner's deferred fee of $550,000 is fully paid; and

   b. 21.43% to Legion M until Legion M's deferred fee of $150,000 is fully paid; then

ii. After deferrals are fully recouped, Producers split net proceeds as follows:

   a. 33% goes to Exhibit A Pictures
   b. 33% goes to Melis Productions Inc.
   c. 33% goes to Legion M

NOTE 5: MY DEAD FRIEND ZOE

MDFZ, LLC is a special purpose vehicle which was formed to produce a feature film currently entitled "My Dead Friend Zoe." MDFZ raised $3,870,029 in financing (as described below), comprised of $777,075 from a Regulation D investment on WeFunder, $773,954 in Regulation CF investments on WeFunder and $2,259,000 through Regulation D under private investments. The Company incurred $108,047 in additional fees pertaining to the financings. As of December 31, 2023, the Company had $3,870,029 in future production obligations on the consolidated balance sheet pertaining to MDFZ.

WeFunder investments and private investments through Reg D carry a 20% premium to be paid out of the waterfall, secured via worldwide sales and recouped as further described in the waterfall described below.

Backend Revenue shall derive from equity investor's share of the "Equity Investor Backend" (defined as 50% of 100% of all available backend (defined as "Investor's Net Profits" in the waterfall) on a pro rata, pari passu basis with other equity investors to be paid in perpetuity and in accordance with the collection account management agreement for the picture. If debt lenders require a backend position for a reduction in debt costs, investor agree that such points shall come out of the Equity Investor Backend upon investor's prior, written approval.

Operative Waterfall

All revenue derived from the exploitation of the "My Dead Friend Zoe", and all ancillary rights thereof, in any and all media now known or hereafter devised, throughout the world, in perpetuity ("Collected Gross Receipts") shall be paid to a collection account managed by an approved collection account manager ("CAM") and distributed per a collection account management agreement (the "CAMA") in the following manner and order:

   1. First, to the CAM in payment of the CAM company's remuneration and the actual, verifiable CAM expenses as outlined in a CAM agreement, as applicable; and thereafter

   2. to fund the residuals set-aside; and thereafter

   3. towards the payment of additional union payments, if any; and thereafter

   4. to the sales agent for payment of the sales fee and sales expenses; and thereafter

   5. as a reserve to the production company not to exceed $15,000 per year, for actual, verifiable, third-party tax and corporate maintenance; and thereafter

   6. if applicable, to debt investors in payment of any principle or interest due on any applicable loan against the picture, tax credit loan, or if in the case of a tax credit shortfall, to repay such shortfall to the tax credit lender; and thereafter

   7. if applicable, on a pro rata and pari passu basis, to the budgeted line item deferments by the writers, director and Producers (as applicable); and thereafter

   8. to the equity investors, including investor, on a pro rata, pari passu basis, in payment of the equity investments, including the investment amount, plus premiums thereon; and thereafter

   9. on a pro rata and pari passu basis, to the third-party talent deferments approved by Investor, if any; and thereafter

   10. to actors, as applicable, for their streaming or box office bonuses, which are applicable against their Net Profits; and thereafter

11. the remaining balance shall be considered "Net Profits" and shall be allocated on a pari passu as follows:

a. 50% shall be deemed Investor's Net Profits and shall be paid to the investors and allocated on a pro rata, pari passu basis on the basis of their investment amount;

and

b. 50% shall be deemed producer's net profits and shall be allocated on a pari passu basis.

In June 2023, MDFZ, LLC secured $1,500,000 in short term debt, which was fully repaid by October 2023. A total of $1,620,000 was repaid, including $120,000 in interest.

NOTE 6: STOCKHOLDERS' EQUITY

The Company's articles of incorporation, as amended and restated, authorize 200,000,000 shares common stock (post stock split) with a par value of $0.0001, and authorize the creation of two classes of common stock, "Class A Common Stock" and "Class B Common Stock," with 170,000,000 shares of the authorized common stock designated as Class A Common Stock and 30,000,000 shares of the common stock designated as Class B Common Stock. The Class B Common Stock contains a voting rights preference of 10 votes per share and is convertible into Class A Common Stock at the option of the holder.

These shares of Class B Common Stock are subject to vesting over periods from immediate to 48 months with vesting contingent upon continued service with the Company. The Company considered its negative book value and limited operating activity as of these share issuances and determined the issuance prices approximated the fair value of the shares issued. As of December 31, 2023 and 2022, 16,465,900 and 16,465,900 of these outstanding Class B Common Stock have vested, respectively. As of December 31, 2023 and December 31, 2022 the 26,720 unvested shares will either vest or expire by April 2026.

The Company had Regulation Crowdfunding and Regulation A funding rounds open during the years ended December 31, 2023 and 2022.

For the rounds that were active as of December 31, 2023 and 2022, investors had the opportunity to choose a reward (e.g. gift card, bonus shares (defined below), tickets to an event, etc.) based on amount of money they invest. One of those rewards are bonus shares, which was granted to investors for free once their investment closes.

For the round that was active as of December 31, 2021 and during the year ended December 31, 2022, with a per share price of $1.50 paid by investors for shares of Class A Common Stock, investors had the opportunity to choose a reward (e.g. gift card, bonus shares (defined above), etc.) based on amount of money they invest. The Company issued 58,580 bonus shares related to this round during the year ended December 31, 2022. When factoring in bonus shares, the effective share price paid by each investor was approximately $1.34.

For the round that was active as of December 31, 2022, with a per share price of $1.65 paid by investors for shares of Class A Common Stock, investors were granted an amount of bonus shares (defined above) based on amount of money they invest. The Company issued 100,219 bonus shares related to this round during the year ended December 31, 2022. When factoring in bonus shares, the effective share price paid by each investor was approximately $1.48.

For the round that was active as of December 31, 2023, with a per share price of $1.65 paid by investors for shares of Class A Common Stock, investors were granted an amount of bonus shares (defined above) based on amount of money they invest. The Company issued 136,243 bonus shares related to this round during the year ended December 31, 2023. When factoring in bonus shares, the effective share price paid by each investor was approximately $1.49.

During the years ended December 31, 2023 and 2022, the Company issued 1,292,560 and 1,592,503 shares of Class A Common Stock pursuant to its crowdfunding offerings. The Company received partial proceeds disbursement of funds committed from these equity offerings during the years ended December 31, 2023 and 2022 of $1,948,501 and $2,423,033, respectively. As part of the normal process of investors purchasing stock, those purchases are held in escrow by StartEngine, the Company's funding portal. At the end of each month, there is a balance of funds held by Start Engine for future distribution to the Company. The escrow balance as of December 31, 2023 and 2022 was $367,610 and $390,778, respectively.

Legion M Entertainment, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023 and 2022 and for the years then ended

As of December 31, 2023 and 2022, the Company had 18,597,935 and 17,169,132 shares of Class A Common Stock and 16,492,620 and 16,492,620 shares of Class B Common Stock issued and outstanding, all respectively.

NOTE 7: SHARE-BASED PAYMENTS

Stock Plan

On April 12, 2016, the Company adopted its 2016 Equity Incentive Plan (the "Plan"). The Plan authorizes options to purchase up to 2,539,600 shares of Class B Common Stock. On November 3, 2016, the Company amended its 2016 Equity Incentive Plan to authorize an additional 5,000,000 options to purchase Class B Common Stock. As of December 31, 2023 and 2022, there were 3,208,970 and 3,172,720 options available for issuance, respectively.

The following is a summary of option activity for the years ended December 31, 2023 and 2022:

	Options		Weighted Average Exercise Price		Intrinsic Value
Outstanding as of December 31, 2021	4,366,880	$	0.71	$	3,440,665
Granted	45,000	$	1.25		
Exercised	-				
Forfeited	-				
Outstanding as of December 31, 2022	4,411,880	$	0.72	$	3,450,900
Granted	94,000		1.32		
Exercised	-		-		
Forfeited	(130,250)		1.08		
Outstanding as of December 31, 2023	4,375,630	$	0.72	$	4,069,742
Exercisable as of December 31, 2023	4,177,911	$	0.75	$	3,739,097
Exercisable as of December 31, 2022	3,950,900	$	0.74	$	2,986,354

	Year Ended December 31,			
	2023		**2022**	
Weighted average grant-date fair value of options granted during year	$	1.04	$	0.71
Weighted average duration (years) to expiration of outstanding options at year-end		4.12		5.0

These options vest over different schedules with some vesting immediately and others vesting over periods from 1 to 10 years. The maximum term for stock options granted under the Plan may not exceed ten years from the date of grant. The options expire 10 years after the date of grant.

The assumptions utilized for valuing stock-based grants for compensation and marketing expense during the years ended December 31, 2023 and 2022 are as follows:

	Year Ended December 31,	
	2023	**2022**
Risk-free interest rate	3.44 - 3.53%	2.00%
Expected term (in years)	6.0	6.0
Expected volatility	60.00%	60.00%
Expected dividend yield	0%	0%

The Company recognizes stock-based compensation on a straight-line basis over the options' vesting periods. Based on the issue dates, the per share value and the vesting period, the Company determined total stock-based compensation and additional paid-in capital to be to be $146,742 and $149,419 for the years ended December 31, 2023 and 2022, respectively.

Unrecognized share-based compensation expense was $232,667 and $311,676 as of December 31, 2023 and 2022, respectively. This unrecognized compensation expense is expected to be recognized over a weighted-average period of approximately 15 and 29 months as of December 31, 2023 and 2022, respectively.

<u>Warrants</u>

In April 2016, the Company issued 270,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vest pro-rata over two years on a monthly basis (1/24 vest per month). The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2026), any change in control, or an initial public offering. The exercise price for the common stock warrants is $0.001 per share. As of December 31, 2023 and 2022, the warrants were fully vested.

In June 2017, the Company issued 50,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vested immediately on issuance. The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2027), any change in control, or an initial public offering. The exercise price for the common stock warrants is $0.75 per share. As of December 31, 2023 and 2022, the warrants were fully vested.

In October 2021, the Company issued 250,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vest pro-rata over two years on a monthly basis (1/24 vest per month). The stock purchase warrants expire at the earliest of; ten years after their date of issuance (2031), any change in control, or an initial public offering. The exercise price for the common stock warrants is $1.25 per share. As of December 31, 2023 and 2022, 250,000 and 145,833 of these warrants had vested, respectively. The Company determined the grant date fair value of these warrants under a Black-Scholes calculation to be $172,750, and recognized $71,979 and $86,375 of such to additional paid-in capital and as stock-based compensation during the years ended December 31, 2023 and 2022, respectively.

As of December 31, 2023 and 2022, there was $0 and $71,979 of unrecognized share-based compensation expense, respectively. The remaining outstanding warrants have a weighted average duration to expiration of 57 and 69 months as of December 31, 2023 and 2022, respectively.

As of December 31, 2023 and 2022, there were 570,000 and 570,000 warrants outstanding with weighted average exercise price per share of $0.61 and $0.61, and 570,000 and 465,833 warrants vested with weighted average exercise price per share of $0.61 and $0.47, all respectively.

NOTE 8: COMMITMENTS AND CONTIGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: SUBSEQUENT EVENTS

Next Step Financing Offering

As of April 2023, Legion M is continuing to raise money via its ninth round of equity crowdfunding under the JOBS Act. As of April 2024, 2,651,027 shares have been sold raising $3,936,867. The Company expects that many successive rounds of funding will be needed to achieve the Company's long-term goals of uniting 1 million fans as shareholders of the company.

Management's Evaluation

Management has evaluated subsequent events through April 29, 2024, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.